       As filed with the Securities and Exchange Commission on November 1, 1999.
                                                      Registration No. 333-83023


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       ON

                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                     (formerly FNAL Variable Life Account I)
                              (Exact name of trust)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
             (formerly First North American Life Assurance Company)
                               (Name of depositor)


                              100 Summit Lake Drive
                                  Second Floor
                            Valhalla, New York 10595

              (Address of depositor's principal executive offices)


James D. Gallagher, President                     Copy to:
The Manufacturers Life Insurance Company          J. Sumner Jones
of New York                                       Jones & Blouch L.L.P.
100 Summit Lake Drive                             1025 Thomas Jefferson St., NW
Second Floor                                      Suite 405 West
Valhalla, New York  10595                         Washington, DC  20007-0805
(Name and Address of Agent for Service)


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS

1                 Cover Page; General Information About Manulife New York, The
                  Separate Account and The Trust
2                 Cover Page; General Information About Manulife New York, The
                  Separate Account and The Trust
3                 *
4                 Distribution of the Policies
5                 General Information About Manulife New York, The Separate
                  Account and The Trust
6                 General Information About Manulife New York, The Separate
                  Account and The Trust
7                 *
8                 *
9                 Litigation
10                Policy Summary
11                General Information About Manulife New York, The Separate
                  Account and The Trust
12                General Information About Manulife New York, The Separate
                  Account and The Trust
13                Charges and Deductions
14                Premium Payments; Responsibilities Assumed by Manulife New
                  York and MSS
15                Premium Payments
16                **
17                Policy Values; Other Provisions of the Policy
18                General Information About Manulife New York, The Separate
                  Account and The Trust
19                Other Information - Reports to Policyowners); Responsibilities
                  Assumed by Manulife New York and MSS
20                *
21                Policy Summary
22                *
23                **
24                Other Provisions of the Policy
25                General Information About Manulife New York, The Separate
                  Account and The Trust
26                *
27                **
28                Other Information - Directors and Officers
29                General Information About Manulife New York, The Separate
                  Account and The Trust
30                *
31                *
32                *
33                *
34                *
35                **
36                *
37                *
38                Distribution of the Policies; Responsibilities Assumed by
                  Manulife New York and MSS
39                Distribution of the Policies
40                *
41                **
42                *
43                *
44                Policy Values
45                *
46                Policy Values; Other Information -- Payment of Proceeds
47                General Information About Manulife New York, The Separate
                  Account and The Trust
48                *

49                *
50                General Information About Manulife New York, The Separate
                  Account and The Trust
51                Policy Summary
52                Other Information - Substitution of Portfolio Shares
53                **
54                *
55                *
56                *
57                *
58                *
59                Financial Statements

--------------

* Omitted since answer is negative or item is not applicable.
** Omitted.

                                     PART I

                                   PROSPECTUS

PROSPECTUS

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B

                                   VENTURE VUL

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of New York ("Manulife New York," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to

o    the timing and amount of premium payments,
o    the investments underlying the Policy Value, and
o    the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of The Manufacturers Life Insurance Company of New York Separate Account B (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and portfolios may be added in the future.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Please read this prospectus carefully and keep it for future reference. It is valid only when accompanied by a current prospectus for the Trust.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
    SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                         Home Office:                                           Service Office Mailing Address:
     The Manufacturers Life Insurance Company of New York            The Manufacturers Life Insurance Company of New York
                     100 Summit Lake Drive                                   P.O. Box 633, Niagara Square Station
                         Second Floor                                            Buffalo, New York 14201-0633
                   Valhalla, New York 10595                                        TELEPHONE: 1-888-267-7784




               THE DATE OF THIS PROSPECTUS IS ______________, 1999

TABLE OF CONTENTS

DEFINITIONS...................................................................
POLICY SUMMARY................................................................
   General....................................................................
   Death Benefits.............................................................
   Premiums...................................................................
   Policy Value...............................................................
   Policy Loans...............................................................
   Surrender and Partial Withdrawals..........................................
   Lapse and Reinstatement....................................................
   Charges and Deductions.....................................................
   Investment Options and Investment Advisers ................................
   Investment Management Fees and Expenses....................................
   Table of Charges and Deductions............................................
   Table of Investment Management Fees and Expenses...........................
   Table of Investment Options and Investment Advisers........................
GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND
THE TRUST.....................................................................
   Manulife New York..........................................................
   The Separate Account.......................................................
   The Trust..................................................................
   Investment Objectives of the Portfolios....................................
ISSUING A POLICY..............................................................
   Requirements...............................................................
   Temporary Insurance Agreement..............................................
   Right to Examine the Policy................................................
DEATH BENEFITS................................................................
   Life Insurance Qualification...............................................
   Death Benefit Options......................................................
   Changing the Face Amount...................................................
PREMIUM PAYMENTS..............................................................
   Initial Premiums...........................................................
   Subsequent Premiums........................................................
   Maximum Premium Limitation.................................................
   Premium Allocation.........................................................
CHARGES AND DEDUCTIONS........................................................
   Premium Charge.............................................................
   Surrender Charges..........................................................
   Mortality and Expense Risk Charge..........................................
   Charges for Transfers......................................................
   Reduction in Charges.......................................................
SPECIAL PROVISIONS FOR EXCHANGES..............................................
COMPANY TAX CONSIDERATIONS....................................................
POLICY VALUE..................................................................
   Determination of the Policy Value..........................................
   Units and Unit Values......................................................
   Transfers of Policy Value..................................................
POLICY LOANS..................................................................
   Maximum Loanable Amount....................................................
   Effect of Policy Loan......................................................
   Interest Charged on Policy Loans...........................................
   Loan Account...............................................................

POLICY SURRENDER AND PARTIAL WITHDRAWALS......................................
   Policy Surrender...........................................................
   Partial Withdrawals........................................................
LAPSE AND REINSTATEMENT.......................................................
   Lapse......................................................................
   No Lapse Guarantee.........................................................
   No-Lapse Guarantee Cumulative Premium Test.................................
   Reinstatement..............................................................
THE GENERAL ACCOUNT...........................................................
   Fixed Account..............................................................
OTHER PROVISIONS OF THE POLICY................................................
   Policyowner Rights.........................................................
   Assignment of Rights.......................................................
   Beneficiary................................................................
   Conversion Privilege........................................................
   Flexible Factors...........................................................
   Incontestability...........................................................
   Misstatement of Age or Sex.................................................
   Suicide Exclusion..........................................................
   Supplementary Benefits.....................................................
TAX TREATMENT OF THE POLICY...................................................
   Life Insurance Qualification...............................................
   Tax Treatment of Policy Benefits...........................................
   Alternate Minimum Tax......................................................
   Income Tax Reporting.......................................................
OTHER INFORMATION.............................................................
   Payment of Proceeds........................................................
   Reports to Policyowners....................................................
   Distribution of the Policies...............................................
   Responsibilities Assumed by Manulife New York and MSS......................
   Voting Rights..............................................................
   Substitution of Portfolio Shares...........................................
   Records and Accounts.......................................................
   State Regulations..........................................................
   Litigation.................................................................
   Independent Auditors.......................................................
   Further Information........................................................
   Officers and Directors.....................................................
   Impact of Year 2000........................................................
   Illustrations..............................................................
   Financial Statements.......................................................
   Appendix A - Sample Illustrations of Policy Values, Cash Surrender
     Values and Death Benefits................................................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF THE TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, our underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date we receive at least the minimum initial premium at our Service Office. In either case, we will take the first Monthly Deduction on the Effective Date.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in our general account.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date we issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Maturity Date
is the Policy Anniversary nearest the life insured's Attained Age 100.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
when the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is the period, set at issue, during which the No-Lapse Guarantee is provided. The No Lapse Guarantee Period is the first five Policy Years for life insureds with an issue age up to and including age 85. It is not offered to life insureds whose Issue Age exceeds age 85.

No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-    the face amount of insurance changes.
-    a Supplementary Benefit is added, changed or terminated.
-    the risk classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase) or terminated.
-    the Death Benefit Option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date from which charges for the first monthly deduction are calculated and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)  is the total amount of loans borrowed as of such date;
(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;
(c) is any interest charges accrued from the last Policy Anniversary to the current date; and
(d)  is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Mailing Address
is P.O. Box 633, Niagara Square Station, Buffalo, New York  14201-0633

Surrender Charge Period
is the period following the Issue Date of the Policy or following any increase in Face Amount during which we will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Written Request
is the policyowner's request to us which must be in a form satisfactory to us, signed and dated by the policyowner, and received at our Service Office.

POLICY SUMMARY

GENERAL
We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.


DEATH BENEFITS
There are two death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.


PREMIUMS
You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at our discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS
You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT
Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
We assess certain charges and deductions in connection with the Policy. These include:

- charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses and supplementary benefits, if applicable,
-    charges deducted from premiums paid, and
-    charges assessed on surrender or lapse.

These charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of all charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS
You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES
Each sub-account of the Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Premium Charge:                    6.6% of each premium paid during the first 10
                                   Policy Years and 3.6% thereafter.

Surrender Charge:                  A Surrender Charge is applicable for 10
                                   Policy Years from the Issue Date or an
                                   increase in Face Amount. The Surrender Charge is determined by the following formula:

                                   Surrender Charge = (Surrender Charge Rate) x
                                   (Face Amount Associated with the Surrender
                                   Charge/1000) x (Grading Percentage)

                                   The Grading Percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                                   The Surrender Charge Rate is calculated as follows:

                                   Surrender Charge Rate = (Rate per $1000 of
                                   Face Amount) + ((80%) x(Surrender Charge
                                   Premium))

                                   The Rate per $1000 of Face Amount is based on the age at policy issue or face amount increase and is set forth in a table under "Surrender Charges."

                                   The Surrender Charge Premium is the lesser of:


                                   (a)     the premiums paid during the first
                                           Policy Year (or premiums attributable
                                           to a Face Amount increase) per $1000
                                           of Face Amount, and,
                                   (b)     the Surrender Charge Premium Limit
                                           specified in the Policy per $1000
                                           Face Amount.


                                   The premiums attributable to a Face Amount increase will equal a portion of each payment made within one year of the increase plus a portion of the Policy Value at the time of the increase.

                                   A portion of this charge will be assessed on a partial withdrawal.


Monthly Deductions:                -    An administration charge of $30 per
                                        Policy Month will be deducted in the
                                        first Policy Year. In subsequent years,
                                        the administration charge will be $15
                                        per Policy Month.

                                   -    The cost of insurance charge.

                                   - Any additional charges for supplementary benefits, if applicable.

                                   -    A mortality and expense risks charge.
                                        This charge is calculated as a
                                        percentage of the value of the
                                        Investment Accounts and is assessed
                                        against the Investment Accounts. This
                                        charge varies by Policy Year as follows:


                 Guaranteed Monthly Mortality    Guaranteed Annual Mortality and
Policy Years       and Expense Risks Charge        and Expense Risks Charge
------------     ----------------------------    -------------------------------
    1-10                   0.0627%                          0.75%
     11+                   0.0209%                          0.25%

                                   All of the above charges, except the
                                   mortality and expense risks charge, are
                                   deducted from the Net Policy Value.

Loan Charges:                      A fixed loan interest rate of 5.25% during
                                   the first 10 Policy Years and 4% thereafter.
                                   Interest credited to amounts in the Loan
                                   Account is guaranteed not to be less than 4%
                                   at all times. The maximum loan amount is 90% of the Net Cash Surrender Value.

Transfer Charge:                   A charge of $25 per transfer for each
                                   transfer in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES
TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

                                               OTHER EXPENSES
                                 MANAGEMENT   (AFTER EXPENSE       TOTAL TRUST
TRUST PORTFOLIO                     FEES      REIMBURSEMENT)***  ANNUAL EXPENSES
--------------------------------------------------------------------------------
Pacific Rim Emerging Markets.....  0.850%         0.360%              1.210%
Science & Technology.............  1.100%         0.110%              1.210%
International Small Cap..........  1.100%         0.150%              1.250%
Aggressive Growth................  1.000%+        0.090%              1.090%
Emerging Small Company...........  1.050%         0.050%              1.100%
Small Company Blend..............  1.050%         0.150%*             1.200%
Mid Cap Growth...................  0.950%+        0.040%              0.990%
Mid Cap Stock....................  0.925%         0.000%*             0.925%
Overseas.........................  0.950%         0.210%              1.160%
International Stock..............  1.050%         0.200%              1.250%
International Value..............  1.000%         0.300%*             1.300%
Mid Cap Blend....................  0.850%+        0.050%              0.900%
Small Company Value..............  1.050%         0.180%              1.230%
Global Equity....................  0.900%         0.110%              1.010%
Growth...........................  0.850%         0.050%              0.900%
Large Cap Growth.................  0.875%+        0.130%              1.005%
Quantitative Equity..............  0.700%         0.060%              0.760%
Blue Chip Growth.................  0.875%+        0.045%              0.920%
Real Estate Securities...........  0.700%         0.060%              0.760%
Value............................  0.800%         0.050%              0.850%
Equity Index.....................  0.250%         0.150%**            0.400%**
Growth & Income..................  0.750%         0.040%              0.790%
U.S. Large Cap Value.............  0.875%         0.100%*             0.975%
Equity-Income....................  0.875%+        0.050%              0.925%
Income & Value...................  0.800%+        0.090%              0.890%
Balanced.........................  0.800%         0.070%              0.870%
High Yield.......................  0.775%         0.065%              0.840%
Strategic Bond...................  0.775%         0.075%              0.850%
Global Bond......................  0.800%         0.110%              0.910%
Total Return.....................  0.775%         0.100%*             0.875%
Investment Quality Bond..........  0.650%         0.070%              0.720%
Diversified Bond.................  0.750%         0.140%              0.890%
U.S. Government Securities.......  0.650%         0.070%              0.720%
Money Market.....................  0.500%         0.120%              0.620%
Lifestyle Aggressive 1000#.......      0%         1.110%***           1.110%
Lifestyle Growth 820#............      0%         1.000%***           1.000%
Lifestyle Balanced 640#..........      0%         0.920%***           0.920%
Lifestyle Moderate 460#..........      0%         0.830%***           0.830%
Lifestyle Conservative 280#......      0%         0.720%***           0.720%

+Management Fees for the portfolios listed below changed effective May 1, 1999. Prior to May 1, 1999, management fees were as follows:

    Aggressive Growth Trust    1.050%    Blue Chip Growth Trust     0.925%
    Mid Cap Growth Trust       1.000%    Equity-Income Trust        0.800%
    Mid Cap Blend Trust        0.750%    Income & Value Trust       0.750%
    Large Cap Growth Trust     0.750%

*Based on estimates of payments to be made during the current fiscal year.

**Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceed an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by MSS on 30 days' notice to the Trust. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

***Reflects expenses of the Underlying Portfolios. MSS has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be 0.02% higher, except for the Lifestyle Conservative 280 Trust, which would be 0.03% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1998) as noted in the chart below:


                                 MANAGEMENT                        TOTAL TRUST
TRUST PORTFOLIO                     FEES      OTHER EXPENSES     ANNUAL EXPENSES
-------------------------------- ----------   --------------     ---------------
Lifestyle Aggressive 1000.....       0%           1.130%              1.130%
Lifestyle Growth 820..........       0%           1.020%              1.020%
Lifestyle Balanced 640........       0%           0.940%              0.940%
Lifestyle Moderate 460........       0%           0.850%              0.850%
Lifestyle Conservative 280....       0%           0.750%              0.750%

# Each Lifestyle Trust will bear its own pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, MSS is currently paying those expenses as described in footnote (***) above.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

     SUBADVISER                                    PORTFOLIO

     A I M Capital Management, Inc.                Mid Cap Growth Trust
                                                   Aggressive Growth Trust

     AXA Rosenberg Investment Management LLC       Small Company Value Trust

     Capital Guardian Trust Company                Small Company Blend Trust
                                                   U.S. Large Cap Value Trust
                                                   Income & Value Trust
                                                   Diversified Bond Trust

     Fidelity Management Trust Company             Mid Cap Blend Trust
                                                   Large Cap Growth Trust
                                                   Overseas Trust

     Founders Asset Management LLC                 International Small Cap Trust
                                                   Balanced Trust

     Franklin Advisers, Inc.                       Emerging Small Company Trust

     Manufacturers Adviser Corporation             Pacific Rim Emerging Markets
                                                   Trust
                                                   Quantitative Equity Trust
                                                   Real Estate Securities Trust
                                                   Equity Index Trust
                                                   Money Market Trust
                                                   Lifestyle Trusts

     Miller Anderson & Sherrerd, LLP               Value Trust
                                                   High Yield Trust

     Morgan Stanley Asset Management Inc.          Global Equity Trust

     SUBADVISER                                    PORTFOLIO

     Pacific Investment Management Company         Global Bond Trust
                                                   Total Return Trust

     Rowe Price-Fleming International, Inc.        International Stock Trust

     Salomon Brothers Asset Management Inc         U.S. Government Securities
                                                   Trust
                                                   Strategic Bond Trust

     State Street Global Advisors                  Growth Trust

     T. Rowe Price Associates, Inc.                Science & Technology Trust
                                                   Blue Chip Growth Trust
                                                   Equity-Income Trust
     Templeton Investment Counsel, Inc.            International Value Trust

     Wellington Management Company, LLP            Growth & Income Trust
                                                   Investment Quality Bond Trust
                                                   Mid Cap Stock Trust

Each of the Trust's Subadvisers, except Capital Guardian Trust Company, Fidelity Management Trust Company and State Street Global Advisors, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE NEW YORK


We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America ("Manulife North America"). Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 500 Boylston Street, Boston, Massachusetts 02116. Manulife-Wood Logan Holding Co., Inc. ("MWL"). holds all of the outstanding shares of Manulife North America and Manulife Wood Logan, Inc. ("Manulife Wood Logan"). MWL is owned 78.4% by The Manufacturers Life Insurance Company (U.S.A.) and 21.6% by MRL Holding, LLC. Our ultimate parent entity is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


RATINGS

Manulife New York's financial ratings are as follows:

         A++ A.M. Best
         Superior in financial strength; 1st category of 15

         AAA Duff & Phelps
         Highest in claims paying ability; 1st category of 18

         AA+ Standard & Poor's
         Very strong in financial strength; 2nd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of Manulife New York's ability to honor the death benefit and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT
We established the Separate Account on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of our other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT
We are the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. We will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business we conduct. However, our obligations under the policies are part of our general corporate obligations.

REGISTRATION
The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

THE TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by us or life insurance companies affiliated with us. We may also purchase shares through our general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS
The Portfolios of the Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST (formerly, the Pilgrim Baxter Growth Trust) seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST (formerly, the Emerging Growth Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of small capitalization ("small cap") growth companies. In general, companies in which the portfolios invests will have market cap values of less than $1.5 billion at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations between $50 million and $1 billion.

The MID CAP GROWTH TRUST (formerly, the Small/Mid Cap Trust) seeks long-term capital appreciation by investing the portfolio's assets principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of companies with market capitalizations that approximately match the range of capitalization of the Wilshire Mid Cap 750 Index.

The OVERSEAS TRUST (formerly, the International Growth & Income Trust) seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The MID CAP BLEND TRUST (formerly, the Equity Trust) seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long term growth of capital by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST (formerly, the Aggressive Asset Allocation Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of United States issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST (formerly, the Moderate Asset Allocation Trust) seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed-income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed-income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST (formerly, the Global Government Bond Trust) seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST (formerly, the Conservative Asset Allocation Trust) seeks high total return as is consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed-income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

ISSUING A POLICY

REQUIREMENTS
To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to our satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from Manulife New York. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date, an Issue Date, and a Maturity Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date we become obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date our underwriters approve issuance of the Policy; and

(iii) the Issue Date will be the date we issue the Policy.

If an application accepted by Manulife New York is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date we issue the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii) the Issue Date will be the date we issue the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT
Manulife New York will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY
Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT
In accordance with Manulife New York's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets our usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to our underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY
A Policy may be returned for a refund of the premium within 10 days after it is received. This ten day period is known as the "free look" period. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by Manulife New York, it will pay the policyowner the Policy Value, computed at the end of the valuation period during which the Policy is received by Manulife New York. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.

Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing life insurance policy. Therefore, a policyowner should consult with his or her attorney or Manulife New York agent regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.

If you request an increase in face amount which results in new surrender charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

LIFE INSURANCE QUALIFICATION
A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST
Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, we will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST
The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

-    a change in the Policy's Face Amount.
-    a change in the death benefit option.
-    partial withdrawals.
-    addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, we may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

DEATH BENEFITS
If the Policy is in force at the time of the death of the life insured, we will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and Manulife New York. If the insurance benefit is paid in one sum, we will pay interest from the date of death to the date of payment. If the life insured should die after our receipt of a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS
There are two death benefit options, described below.

DEATH BENEFIT OPTION 1
Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2
Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION
The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. We reserve the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT
Subject to the limitations stated in this Prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. We reserve the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT
Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than 90.

NEW SURRENDER CHARGES FOR AN INCREASE
An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES
If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION
If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT
Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife New York approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. We will not allow a decrease in the Face Amount if it is for the reduction or termination of a prior Face Amount increase which has been in force for less than one year. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000. Decreases in Face Amount will not result in a decrease in surrender charges.

PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by Manulife New York. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount until the Maturity Date, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manulife New York will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

We may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION
If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by Federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, we will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION
Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to Manulife New York is received at its Service Office.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE
During the first 10 Policy Years, we deduct a premium charge from each premium payment, equal to 6.6% of the premium. Thereafter the premium charge is equal to 3.6% of the premium. The premium charge is designed to cover a portion of our acquisition and sales expenses and premium taxes.

SURRENDER CHARGES
We will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-    the Policy is surrendered for its Net Cash Surrender Value,
-    a partial withdrawal is made, or
-    the Policy lapses.

The surrender charge, together with a portion of the premium charge, is designed to compensate us for some of the expenses we incur in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION
The Surrender Charge is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate) x (Face Amount associated with the Surrender Charge / 1000) x (Grading Percentage)

DEFINITIONS OF THE FORMULA FACTORS ABOVE

         Face Amount of the Policy Associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied.

         Surrender Charge Rate (the calculation is also described in words below)

Surrender Charge Rate  = (X) + ((80%) x (Surrender Charge Premium))

Where "X" is equal to:

         Table for Rate per $1,000 of Face:

Age at Issue or                            Age at Issue
   Increase      Rate per $1,000 of Face   or Increase   Rate per $1,000 of Face
      0                   $2.00                 18                $4.25
      1                    2.13                 19                 4.38
      2                    2.25                 20                 4.50
      3                    2.38                 21                 5.00
      4                    2.50                 22                 5.50
      5                    2.63                 23                 6.00
      6                    2.75                 24                 6.50
      7                    2.88                 25                 7.00
      8                    3.00                 26                 7.20
      9                    3.13                 27                 7.40
     10                    3.25                 28                 7.60
     11                    3.38                 29                 7.80

Age at Issue or                            Age at Issue
   Increase      Rate per $1,000 of Face   or Increase   Rate per $1,000 of Face
     12                    3.50                 30                 8.00
     13                    3.63                 31                 8.04
     14                    3.75                 32                 8.08
     15                    3.88                 33                 8.12
     16                    4.00                 34                 8.16
     17                    4.13             35 and over            8.20

         The SURRENDER CHARGE PREMIUM is the lesser of:

                  a. the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and
                  b. the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

         Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                   Surrender                 Surrender Charge
                 Charge Period              Grading Percentage

                        1                           100%

                        2                            90%

                        3                            80%

                        4                            70%

                        5                            60%

                        6                            50%

                        7                            40%

                        8                            30%

                        9                            20%

                       10                            10%

                       11                             0%

Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.

Formulas Described in Words

Surrender Charge

The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy month to zero over a period not to exceed 10 years.

Surrender Charge Rate

The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals "X" (see Table above) and (b) equals 80% times the Surrender Charge Premium.

ILLUSTRATION OF MAXIMUM SURRENDER CHARGE CALCULATION

Assumptions

-    45 year old male (standard risks and nonsmoker status)
-    Policy issued 7 years ago
- $7,785 in premiums has been paid on the Policy in equal annual installments over the 7 year period
-    Surrender Charge Premium for the Policy is $15.26
- Face Amount of the Policy at issue is $500,000 and no increases have occurred
-    Policy is surrendered during the first month of the seventh policy year.

Maximum Surrender Charge

The maximum Surrender Charge to be assessed would be $4,082 determined as follows:

First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

         Surrender Charge Rate  = (8.20) + ((80%) x (Surrender Charge Premium))

         $20.41 = (8.20) + ((80%) x (15.26))

         The Surrender Charge Rate is equal to $20.41

Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

         Surrender Charge = (Surrender Charge Rate)x (Face Amount of the Policy associated with the Surrender Charge / 1000)x (Grading Percentage)

         $4,082 = (20.41) x ($500,000 /1000) x (40%)

         The maximum Surrender Charge is equal to $4,082.

Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL
A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

MONTHLY CHARGES
On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. If there is a Policy Debt under the Policy, loan interest and principal is payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

-    an administration charge;
-    a charge for the cost of insurance;
-    a mortality and expense risks charge;
-    if applicable, a charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by us and specified by the policyowner, the Monthly Deductions will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

If the Policy is still in force on the Maturity Date, we will pay the policyowner the Net Cash Surrender Value as of the Maturity Date of the Policy.

ADMINISTRATION CHARGE
This charge will be equal to $30 per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE
The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured. These rates may be higher in early Policy Years due to recovery of initial acquisition costs.

Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect our expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

CHARGES FOR SUPPLEMENTARY BENEFITS
If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefits.

MORTALITY AND EXPENSE RISKS CHARGE
A monthly charge equal to a percentage of the value of the Investment Accounts is assessed against the Investment Accounts. This charge is to compensate us for the mortality and expense risks we assume under the Policy. The mortality risk assumed is that the life insured may live for a shorter period of time than we estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than we estimated. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

  Policy Year  Guaranteed Monthly Mortality and  Equivalent Annual Mortality and
                     Expense Risk Charge               Expense Risk Charge
  -----------  --------------------------------  -------------------------------
     1-10                   0.0627%                           0.75%
      11                    0.0209%                           0.25%

CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by us on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. We reserve the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. We may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES
We will permit owners of certain fixed life insurance policies issued either by Manulife New York to exchange their policies for the Policies described in this prospectus (and likewise, owners of Policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by Manulife New York). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS
At the present time, we make no charge to the Separate Account for any Federal, state, or local taxes that we incur that may be attributable to the Separate Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT
Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by us. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE
At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. (Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Account.") Transfer requests must be in writing in a format satisfactory to Manulife New York.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through
(iii) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)  within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT
The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

DOLLAR COST AVERAGING
The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although we reserve the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS
Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, we will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, we reserve the right to institute a charge on 90 days' written notice to the policyowner.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS
While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Ten Years" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOANABLE AMOUNT
The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN
A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee

Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS
Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to our reservation of the right to increase the rate as described under the heading "Tax Treatment of the Policy - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, we will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT
When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT
Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) We may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a MEC, the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which we consider to be most likely to result in the transaction being treated as a loan under Federal tax law.

LOAN ACCOUNT ADJUSTMENTS
On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS
Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account. Amounts paid to Manulife New York not specifically designated in writing as loan repayments will be treated as premiums. However, when a portion of the Loan Account amount is allocated to the Fixed Account, we reserve the right to require that premium payments be applied as loan repayments.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER
A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS
A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL
If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

Partial withdrawals do not affect the Face Amount of a Policy if Death Benefit Option 2 is in effect.

LAPSE AND REINSTATEMENT

LAPSE
Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." We will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE
As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the face amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.

The No Lapse Guarantee Period is the first five Policy Years for life insureds with an issue age up to and including age 85. It is not offered to life insureds whose Issue Age exceeds age 85.

While the No-Lapse Guarantee is in effect, we will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, we will notify the policyowner of that fact and allow a 61 day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST
The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD
If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT
A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a) The life insured's risk classification is standard or preferred, and

(b) The life insured's Attained Age is less than 46.

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to Manulife New York is provided to Manulife New York; and

(b) A premium equal to the amount that was required during the 61 day grace period following default plus the next two Monthly Deductions must be paid to Manulife New York.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

TERMINATION AND MATURITY BENEFIT

TERMINATION OF THE POLICY
Your Policy will terminate on the earliest of the following events:

(a) the end of the grace period for which you have not paid the amount necessary to bring the Policy out of default;
(b) surrender of the Policy for its Net Cash Surrender Value;
(c) the death of the life insured; or
(d) the Maturity Date.


MATURITY BENEFIT
We will pay you the Net Cash Surrender Value of your Policy as of the Maturity Date provided the Policy has not terminated and the life insured is alive.


THE GENERAL ACCOUNT
The general account of Manulife New York consists of all assets owned by it other than those in the Separate Account and other separate accounts of Manulife New York. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT
A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT
The Policy Value in the Fixed Account is equal to:

(a) the portion of the net premiums allocated to it; plus
(b) any amounts transferred to it; plus
(c) interest credited to it; less
(d) any charges deducted from it; less
(e) any partial withdrawals from it; less
(f) any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT
An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

FLEXIBLE FACTORS
When determining the rate of interest to be used in crediting interest to the portion of the Policy Value in the Fixed Account, and any changes in that rate, we will consider the following factors: expected mortality and persistency experience; expected investment earnings; and expected operating expenses. We will consider the same factors when we determine the actual cost of insurance; the deductions from premiums for premium load; administrative charges; and whenever changes are made to any of these charges. We will not try to recover any losses in earlier years by increasing your charges in later years.

Adjustments to flexible factors will be by class and be determined by us from time to time based on future expectations for such factors. Any change will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the state of New York.

OTHER PROVISIONS OF THE POLICY

POLICYOWNER RIGHTS
Unless otherwise restricted by a separate agreement, the policyowner may, until the earlier of life insured's death or when life insured reaches Attained Age 100:

-    Vary the premiums paid under the Policy.
-    Change the death benefit option.
-    Change the premium allocation for future premiums.
-    Transfer amounts between sub-accounts.
-    Take loans and/or partial withdrawals.
-    Surrender the contract.
-    Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
-    Change or revoke a contingent owner.
-    Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS
Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY
One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manulife New York in a form satisfactory to Manulife New York. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

CONVERSION PRIVILEGE
You may convert your Policy, at any Policy Anniversary, to a fixed paid-up benefit, without evidence of insurability. The Death Benefit, Policy Value, other values based on the Policy Value and the Investment Account values will be determined as of the Business Day on which we receive the written request for conversion. Thereafter, the basis for determining the Policy Value will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year. The Flexible Premium Variable Life coverage cannot be reinstated after the date of the conversion. After the date of the conversion, no further Monthly Deductions will be taken from Policy Value.

INCONTESTABILITY
Manulife New York will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, we can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX
If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manulife New York will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION
If the life insured dies by suicide within two years after the Issue Date, the Policy will terminate and we will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after an applied for increase in Face Amount takes effect, we will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the life insured's death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

We reserve the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS
Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of Manulife New York. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present Federal income tax laws nor of the current interpretations by the IRS. Manulife New York does not make any guarantee regarding the tax status of any Policy or any transaction regarding the Policies.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION
There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.
- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
- The Policy must be a valid life insurance contract under applicable state law.
- The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE
Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, we believe (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION
Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. We believe that the Separate Account will thus meet the diversification requirement, and we will monitor continued compliance with the requirement.

STATE LAW
State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for Federal tax purposes.

INVESTOR CONTROL
In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, we does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS
The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes. We believe that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT
The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES
Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY
Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus
- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus
- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10
If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credit interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount will be that which we consider to be most likely to result in the transaction being treated as a loan under Federal tax law.

The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which we consider to be most likely to result in the transaction being treated as a loan under Federal tax law.

SURRENDER OR LAPSE
Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to IRS reporting requirements.

DISTRIBUTIONS
The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S
A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs
An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S
Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
- Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:
     -    is made on or after the policyowner attains age 59 1/2;
     -    is attributable to the policyowner becoming disabled; or
     - is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," or "MEC" which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by Manulife New York to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, we will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, we will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by Manulife New York (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES
A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by Manulife New York or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS
A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax advisor. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX
Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING
In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-    the value each year of the life insurance protection provided;
-    an amount equal to any employer-paid premiums; or
- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax advisor to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. We may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account we may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.


REPORTS TO POLICYOWNERS
Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:

-    the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-    the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-    any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

MSS is a Delaware limited liability company organized on October 1, 1997, with its principal offices located at 73 Tremont Street, Boston, Massachusetts 02108. MSS acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with us. MSS is a subsidiary of Manulife North America, the ultimate parent of which is Manulife Financial. We have a 10% equity interest in MSS. MSS is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as our insurance agent. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with us. A registered representative will receive commissions not to exceed 99% of premiums in the first year. A registered representative will receive commissions which are normally 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Net Policy Value per year.

RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK AND MSS
We have entered into an agreement with MSS pursuant to which MSS will pay selling broker-dealers maximum commission and expense allowance payments subject to limitations imposed by New York Insurance Law. We will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies, and send all confirmations required to be sent by MSS with respect to the Policies. We will pay MSS for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.

Manulife Financial has also entered into a Service Agreement with us pursuant to which Manulife Financial or its designee will provide to us all issue, administrative, general services and recordkeeping functions on our behalf with respect to all of our insurance policies including the Policies.

Finally, we may, from time to time at our sole discretion, enter into one or more reinsurance agreements with other life insurance companies, under which policies issued by us may be automatically reinsured, such that our total amount at risk under a policy would be limited for the life of the insured.

VOTING RIGHTS
As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable Federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, Manulife New York itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable Federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES
Although we believe it to be unlikely, it is possible that in the judgment of our management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the Superintendent of Insurance of the state of New York may be required.

We also reserve the right to create new separate accounts, combine other separate accounts with the Separate Account, to establish additional sub-accounts within the Separate Account, to combine sub-accounts or to transfer assets in one sub-account to another sub-account, to eliminate existing sub-accounts and stop accepting new allocations and transfers into the corresponding fund, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. We would make the change only if permissible under applicable Federal and New York state law.

RECORDS AND ACCOUNTS
The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of Manulife New York.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by us. All financial transactions will be handled by us. All reports required to be made and information required to be given will be provided by us.

STATE REGULATIONS
We are subject to the laws of the State of New York governing insurance companies and to the regulation of the New York Insurance Department. Regulation by the New York Insurance Department includes periodic examination of our financial position and operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of permitted investments. Our books and accounts are subject to review by the New York Insurance Department and other supervisory agencies at all times, and we file annual statements with these agencies.

LITIGATION
No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS
The financial statements of The Manufacturers Life Insurance Company of New York at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of The Manufacturers Life Insurance Company of New York Separate Account B at August 31, 1999 and for the period from August 26, 1999 (commencement of operations) to August 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on authority of such firm as experts in accounting and auditing.



FURTHER INFORMATION
A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

DIRECTORS AND OFFICERS

Our Directors and Officers, together with their principal occupations during the past five years, are as follows:

Name, Age and             Position with the
Principal Business        Company            Principal Occupation
Address
-----------------------   -----------------  -----------------------------------

Bruce Avedon              Director*          Director, Manulife New York, March
Age:  70                                     1992 to present; Consultant (self-
6601 Hitching Post Lane                      employed) September 1983 to
Cincinnati, OH 45230                         present.

Thomas Borshoff           Director*          Director, Manulife New York,
Age:  52                                     February 1999 to present; Self-
3 Robin Drive                                employed, Real Estate
Rochester, NY  14618                         Owner/Manager; Chief Executive
                                             Officer and Chairman, First Federal
                                             Savings and Loan of Rochester, 1983
                                             to 1997.

Name, Age and             Position with the
Principal Business        Company            Principal Occupation
Address
-----------------------   -----------------  -----------------------------------

James R. Boyle            Director*          Director, Manulife New York, August
Age:  40                                     1999 to present; Senior Vice
500 Boylston Street                          President, U.S. Annuities, Manulife
Boston, MA  02116                            Financial, July 1999 to present;
                                             President, Manulife North America,
                                             July 1999 to present; Treasurer,
                                             Manufacturers Investment Trust,
                                             June 1998 to present; Vice
                                             President, Institutional Markets,
                                             Manulife Financial, May 1998 to
                                             July 1999; Vice President,
                                             Administration and Chief
                                             Administrative Officer, Manulife
                                             North America, September 1996 to
                                             May 1998; Vice President, Chief
                                             Financial Officer and Chief
                                             Administrative Officer, Manulife
                                             North America, August 1994 to
                                             September 1996.

Robert A. Cook            Director*          Director, ManEquity, Inc., April
Age:  44                                     1999 to present; Director, Manulife
73 Tremont Street                            New York, February 1999 to present;
Boston, MA 02108                             Senior Vice President, U.S.
                                             Insurance, Manulife Financial,
                                             January 1999 to present; Vice
                                             President, U.S. Insurance, Manulife
                                             Financial, 1995 to December 1998.

John D. DesPrez III       Director*          Executive Vice President, U.S.
Age:  42                                     Operations, Manulife Financial,
73 Tremont Street                            January 1999 to present; Director,
Boston, MA 02108                             Manulife Wood Logan, October 1996
                                             to present; Director, September
                                             1996 to present and Chairman of the
                                             Board, January 1999 to present, of
                                             Manulife North America; President,
                                             Manulife North America, September
                                             1996 to December 1998; President,
                                             MIT September 1996 to present;
                                             Senior Vice President, U.S.
                                             Annuities, Manulife Financial,
                                             September 1996 to December 1998;
                                             Vice President, Mutual Funds,
                                             Manulife Financial, January 1995 to
                                             September 1996; Director, MWL,
                                             December 1995 to present; Director,
                                             Wood Logan Distributors, March 1993
                                             to present; President, North
                                             American Funds, March 1993 to
                                             September 1996; Director, Manulife
                                             New York, March 1992 to present;

Ruth Ann Fleming          Director*          Director, Manulife New York, March
Age:  41                                     1992 to present; Attorney,
205 Highland Avenue                          consulting services and pro bono
Short Hills, NJ 07078                        activities.

James D. Gallagher        Director* and      Director and President, Manulife
Age:  45                  President          New York, August 1999 to present;
73 Tremont Street                            Director, Secretary and General
Boston, MA 02108                             Counsel, The Manufacturers Life
                                             Insurance Company of America, May
                                             1996 to present; Vice President,
                                             U.S. Law & Government Relations,
                                             U.S. Operations, Manulife
                                             Financial, January 1996 to present;
                                             Secretary and General Counsel, MWL,
                                             January 1996 to present; Vice
                                             President, Secretary and General
                                             Counsel, Manulife North America,
                                             June 1994 to present; Secretary,
                                             Manufacturers Investment Trust,
                                             June 1994 to present.

Tracy A. Kane             Secretary and      Secretary and Counsel, Manulife New
Age:  37                  Counsel            York, May 1994 to present;
73 Tremont Street                            Assistant Vice President and Senior
Boston, MA 02108                             Counsel, Manulife Financial, April
                                             1993 to present; Counsel, Fidelity
                                             Investments, prior to April 1993.

Name, Age and             Position with the
Principal Business        Company            Principal Occupation
Address
-----------------------   -----------------  -----------------------------------

David W. Libbey           Treasurer          Vice President, Treasurer and Chief
Age:  52                                     Financial Officer, Manulife North
500 Boylston Street                          America, December 1997 to present;
Boston, MA  02116                            Treasurer, Manulife New York,
                                             November 1997 to present; Vice
                                             President, Finance, Manulife North
                                             America, June 1997 to December
                                             1997; Vice President, Finance,
                                             Annuities, Manulife Financial, June
                                             1997 to present; Vice President &
                                             Actuary, Paul Revere Insurance
                                             Group, June 1970 to March 1997.

Neil M. Merkl, Esq.       Director*          Director, Manulife New York,
Age:  68                                     December 1995 to present; Attorney
35-35 161st Street                           (self-employed), April 1994 to
Flushing, NY 11358                           present; Attorney, Wilson Elser,
                                             1979 to 1994.

James P. O'Malley         Director*          Senior Vice President, U.S.
Age:  53                                     Pensions, Manulife Financial,
200 Bloor Street East                        January 1999 to present; Director,
Toronto, Ontario                             Manulife New York, November 1998 to
Canada M4W 1E5                               present; Director, ManAmerica,
                                             November 1998 to present; Vice
                                             President, Systems New Business
                                             Pensions, Manulife Financial, 1984
                                             to December 1998.

John D. Richardson        Director and       Senior Executive Vice President,
Age:  61                  Chairman of the    Manulife Financial, January 1999 to
200 Bloor Street East     Board of           present; Executive Vice President,
Toronto, Ontario          Directors*         U.S. Operations, Manulife
Canada M4W 1E5                               Financial, November 1997 to
                                             December 1998; Chairman of the
                                             Board, MWL, April 1997 to present;
                                             Director, March 1997 to present and
                                             Chairman of the Board, March 1997
                                             to December 1998, Manulife North
                                             America; Director and Chairman of
                                             the Board, Manulife New York,
                                             November 1996 to present; Director,
                                             MWL, December 1995 to present;
                                             Director and Chairman of the Board,
                                             ManAmerica, January 1995 to
                                             present; Senior Vice President and
                                             General Manager, U.S. Operations,
                                             Manulife Financial, January 1995 to
                                             October 1997; Senior Vice President
                                             and General Manager, Canadian
                                             Operations, Manulife Financial,
                                             June 1992 to December 1994.

James K. Robinson         Director*          Director, Manulife New York, March
Age:  72                                     1992 to present; Retired; Attorney
7 Summit Drive                               and Assistant Secretary, Eastman
Rochester, NY 14620                          Kodak Company, 1958 to 1991.

E. Paige Sabine           Chief              Assistant Vice President and Chief
Age:  32                  Administrative     Administrative Officer, Manulife
73 Tremont Street         Officer            New York, August 1998 to present;
Boston, MA  02108                            Director -  Divisional Compliance,
                                             Manulife Financial, August 1998 to
                                             November 1998; Manager - US Market
                                             Conduct and Compliance, Manulife
                                             Financial, June 1996 to August
                                             1998; Paralegal Manager, Manulife
                                             Financial, April 1995 to June 1996;
                                             Paralegal, Manulife Financial,
                                             November 1992 to April 1995.

Name, Age and             Position with the
Principal Business        Company            Principal Occupation
Address
-----------------------   -----------------  -----------------------------------

John G. Vrysen            Vice President     Chief Financial Officer and
Age: 44                   and Chief Actuary  Treasurer, MWL, January 1996 to
73 Tremont Street                            present; Vice President and Chief
Boston, MA  02108                            Financial Officer, U.S. Operations,
                                             Manulife Financial, January 1996 to
                                             present; Appointed Actuary,
                                             ManAmerica, May 1996 to present;
                                             Director, MWL, December 1995 to
                                             present; Vice President and Chief
                                             Actuary, Manulife New York, March
                                             1992 to present; Director, Manulife
                                             New York, March 1992 to February
                                             1998; Vice President and Chief
                                             Actuary, Manulife North America,
                                             January 1986 to present.


*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.


IMPACT OF YEAR 2000
Manulife New York makes extensive use of information systems in the operations of its various businesses, including for the exchange of financial data and other information with customers, suppliers and other counterparties. We also use software and information systems provided by third parties in our accounting, business and investment systems.

The Year 2000 risk, as it is commonly known, is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems' failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send premium billing notices, make claims payments or engage in other normal business activities.

The systems used by Manulife New York have been assessed as part of a comprehensive written plan conducted by our ultimate parent company The Manufacturers Life Insurance Company (collectively with its subsidiaries "Manulife Financial") to ensure that the computer systems and processes of Manulife Financial, including Manulife New York's, will continue to perform through the end of this century and in the next.

In 1996, in order to make Manulife Financial's systems Year 2000 compliant, a Project was instituted to modify or replace both Manulife Financial's information technology systems ("IT systems") and embedded technology systems ("Non-IT systems"). The phases of this Project include (i) an inventory and assessment of all systems to determine which are critical, (ii) planning and designing the required modifications and replacements, (iii) making these modifications and replacements, (iv) testing modified or replaced systems, (v) redeploying modified or replaced systems and (vi) final management review and certification.

As at June 30, 1999, management believes that the certification phase has been completed for all Manulife New York's critical IT and Non-IT systems. Management believes that our non-critical systems were Year 2000 compliant as of the first quarter 1999.

In addition to efforts directed at Manulife Financial's own systems, Manulife Financial consulted vendors, customers, and other third parties with which it deals in an effort to ensure that no material aspect of Manulife Financial's operations will be hindered by Year 2000 problems of these third parties. This process included providing third parties with questionnaires regarding the state of their Year 2000 readiness and, where possible or where appropriate, conducting further due diligence activities. Where appropriate, risk management steps are being followed as a result of the third-party assessment.

The Year 2000 Project Management Office for Manulife Financial's U.S. Division has coordinated the preparation and completion of contingency plans on behalf of U.S. Division affiliates and subsidiaries, including Manulife New York, in the event that Manulife Financial's Year 2000 Project has not fully resolved its Year 2000 issues.

Management currently believes that, due to the modifications made to existing software and conversions to new software, the Year 2000 risk will not pose significant operational problems for our computer systems. As part of the Year 2000 Project, critical systems were "time-shift" tested in the year 2000 and beyond to confirm that they will continue to function properly before, during and after the change to the year 2000. However, there can be no assurance that Manulife Financial's Year 2000 Project, including consulting third parties and its contingency planning, will avoid any material adverse effect on our operations, customer relations or financial condition.



Manulife Financial estimates the total cost of its Year 2000 Project will be approximately $61.2 million,* of which $56.3 million* has been incurred through June 30, 1999. In addition, previously unbudgeted costs associated with the start up of a new joint venture in Japan in April 1999 are estimated to be $4.6 million,* of which $1.4 million* was incurred through June 30, 1999. These previously unbudgeted costs will be shared by Manulife Financial and its joint venture partner. There can be no assurance that the actual costs incurred will not be materially higher than estimated. Manulife Financial's Year 2000 costs were $8.5 million* for the first six months of 1999, including the total joint venture costs, and $15.9 million* for the first six months of 1998. Most costs will be expensed as incurred; however, those costs attributed to the purchase of new software and hardware will generally be capitalized. A proportional amount of the total cost will be allocated to Manulife New York and is not expected to have a material effect on Manulife New York's net operating income.



*All figures are shown in US dollars converted from Canadian dollars using the average exchange rate of 1.493 in effect June 30, 1999.


ILLUSTRATIONS
The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                                       AUDITED FINANCIAL STATEMENTS

                                       THE MANUFACTURERS LIFE
                                       INSURANCE COMPANY OF NEW YORK
                                       SEPARATE ACCOUNT B

                                       Period from August 26, 1999 (commencement of operations) to August 31, 1999

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                          Audited Financial Statements


   Period from August 26, 1999 (commencement of operations) to August 31, 1999




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity................................2
Statements of Operations and Changes in Contract Owners' Equity................3
Notes to Financial Statements..................................................4

                         Report of Independent Auditors



To the Contract Owners of
The Manufacturers Life Insurance Company of New York
   Separate Account B


We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B of The Manufacturers Life Insurance Company of New York as of August 31, 1999, and the related statements of operations and changes in contract owners' equity for the period from August 26, 1999 (commencement of operations) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at August 31, 1999, and the results of its operations and the changes in its contract owners' equity for the period from August 26, 1999 (commencement of operations) to August 31, 1999 in conformity with generally accepted accounting principles.






October 20, 1999

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                 August 31, 1999

ASSETS
Investments at market value:
  Sub-accounts:
    Growth and Income Portfolio - 1.663 shares (cost $51.50)               $ 50
    Quantitative Equity Portfolio - 2.024 shares (cost $51.50)               50
                                                                           ----

Total assets                                                               $100
                                                                           ====

CONTRACT OWNERS' EQUITY
Variable universal life contract                                           $100
                                                                           ====

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity


                                               SUB-ACCOUNT
                         -------------------------------------------------------
                         GROWTH AND INCOME  QUANTITATIVE EQUITY       TOTAL
                         -------------------------------------------------------
                           PERIOD ENDED*       PERIOD ENDED*      PERIOD ENDED*
                          AUGUST 31, 1999     AUGUST 31, 1999    AUGUST 31, 1999
                         -------------------------------------------------------

Income:
Unrealized depreciation
during the period                  $ (2)               $(1)               $ (3)
                                   ----                ---                ----
Net decrease in
 contract owners'
 equity from
 operations                          (2)                (1)                 (3)
                                   ----                ---                ----

Changes from principal
 transactions:
  Purchase payments                 103
                                                        52                  51
                                   ----                ---                ----
Net increase in
 contract owners'
 equity from principal
 transactions                        52                 51                 103
                                   ----                ---                ----

Total increase in
 contract owners'
 equity                              50                 50                 100

Contract owners' equity
 at beginning of period               0                  0                   0
                                   ----                ---                ----

Contract owners' equity
 at end of period                  $ 50                $50                $100
                                   ====                ===                ====



Reflects the period from August 26, 1999 (commencement of operations) through August 31, 1999.

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                 August 31, 1999


1.  ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account), which commenced operations on August 26, 1999, is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and can invest in thirty-nine sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for flexible premium variable universal life policies (the Policies) issued by the Company. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("Manulife Financial"), a Canadian stock-life insurance company.

2.  SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)




3.  AFFILIATED COMPANY TRANSACTIONS

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the separate account. The Company has an underwriting and distribution agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS is owned 90% by MNA and 10% by the Company.

4.  CONTRACT CHARGES

The Company currently makes no deductions from purchase payments for sales charges at the time of purchase. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

5.  PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased for each portfolio for the period ended August 31, 1999.

                                                         PURCHASES
                                                         ---------

Quantitative Equity Portfolio                              $ 51
Growth and Income Portfolio                                $ 52
                                                           ----

Total                                                      $103
                                                           ====

6.  UNIT VALUES

A summary of the accumulation unit values outstanding at August 31, 1999 is as follows:

                                     UNIT VALUE        UNITS          DOLLARS
                                     ----------------------------------------

Growth and Income Portfolio            $10.48          4.766           $ 50

Quantitative Equity Portfolio          $10.33          4.848           $ 50

                                                                       ----
Total Contract Owners' Equity                                          $100
                                                                       ====

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)




7.  DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life contract other than a contract issued in connection with certain types of employee benefits plans, will not be treated as a life insurance contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

8.  IMPACT OF YEAR 2000 (UNAUDITED)

The Year 2000 risk is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The effects of the Year 2000 risk may be experienced before, on, or after January 1, 2000 and, if not addressed, could result in systems failures or miscalculations causing disruptions of normal business operations. It is not possible to be certain that the Company's year 2000 program will fully resolve all aspects of the Year 2000 risk, including those related to third parties.

                              Financial Statements



                        The Manufacturers Life Insurance
                              Company of New York


                         Six months ended June 30, 1999
                      (with December 31, 1998 comparative)


                                    CONTENTS


     Balance Sheets .................................................................... 2
     Statements of Income .............................................................. 3
     Statement of Changes in Shareholder's Equity ...................................... 4
     Statement of Cash Flows ........................................................... 5
     Notes to Financial Statements ..................................................... 6

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS


                                                                         AS AT          AS AT
                                                                       JUNE 30    DECEMBER 31
ASSETS ($ thousands)                                                      1999           1998
---------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)

INVESTMENTS:
    Fixed maturity securities available-for-sale, at fair value
       (amortized cost: 1999 $124,900; 1998 $120,902)               $  123,831     $  125,088
    Investment in unconsolidated affiliate                                 175            175
    Policy loans                                                           587            552
    Short-term investments                                              37,767         10,032
---------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                   $  162,360     $  135,847
---------------------------------------------------------------------------------------------
Cash and cash equivalents                                           $    4,624     $    5,946
Accrued investment income                                                3,111          3,073
Deferred acquisition costs                                              44,538         36,831
Receivable for undelivered securities                                   11,643              -
Other assets                                                               115          1,834
Separate account assets                                                967,769        833,693
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $1,194,160     $1,017,224
---------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
---------------------------------------------------------------------------------------------
LIABILITIES:
    Policyholder liabilities and accruals                           $  116,699     $   94,492
    Payable to affiliates                                                8,075          4,114
    Deferred income taxes                                                3,358          3,615
    Payable for securities                                              14,208             --
    Other liabilities                                                    3,932          1,943
    Separate account liabilities                                       967,769        833,693
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   $1,114,041     $  967,857
---------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
    Common Stock                                                    $    2,000     $    2,000
    Additional paid-in capital                                          72,706         72,706
    Retained earnings                                                    5,808          3,209
    Accumulated other comprehensive income                                (395)         1,452
---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                          $   80,119     $   79,367
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                          $1,194,160     $1,017,224
---------------------------------------------------------------------------------------------


THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME (UNAUDITED)

                                                                  THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                       JUNE 30                 JUNE 30
($ thousands)                                                       1999        1998        1999      1998
-----------------------------------------------------------------------------------------------------------
REVENUE:
     Fees from separate accounts and policyholder liabilities     $3,582      $2,916     $ 6,857    $5,215
     Premiums                                                         14           -          23         -
     Net investment income                                         3,813       2,282       7,699     4,541
     Net realized investment gains (losses)                         (125)        126          78       203
-----------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                     $7,284      $5,324     $14,657    $9,959
-----------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                             $1,372      $1,222     $ 2,687    $2,495
     Amortization of deferred acquisition costs                      904       1,212       2,468     1,405
     Other insurance expenses                                      2,606       2,436       5,504     3,872
-----------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                       $4,882      $4,870     $10,659    $7,772
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                        $2,402      $  454     $ 3,998    $2,187
-----------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE                                                $  841      $  160     $ 1,399    $  766
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                        $1,561      $  294     $ 2,599    $1,421
-----------------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
(UNAUDITED)

                                                                              ACCUMULATED
                                                                                 OTHER          TOTAL
                                       COMMON      ADDITIONAL     RETAINED   COMPREHENSIVE  SHAREHOLDER'S
($ thousands)                           STOCK   PAID-IN CAPITAL   EARNINGS       INCOME         EQUITY
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1999             $2,000       $72,706        $3,209       $ 1,452        $79,367
Comprehensive income (note 2)                                       2,599        (1,847)           752
---------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                 $2,000       $72,706        $5,808       $  (395)       $80,119
---------------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30
($ thousands)                                                            1999          1998
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                              $  2,599     $  1,421
Adjustments to reconcile net incomce to net cash used in
   operating activities:
Amortization of bond discount and premium                                    277          200
Net realized investment gain                                                 (78)        (203)
Deferred income tax provision                                                737        1,157
Amortization of deferred acquisitions costs                                2,468        1,405
Acquisition costs deferred                                                (7,761)      (8,035)
Return credited to policyholders and other benefits                        2,687        2,495
Changes in assets and liabilities:
   Accrued investment income                                                 (38)         (76)
   Other assets                                                            1,719       (1,435)
   Payable to affiliates                                                   3,961           24
   Other liabilities                                                       1,989          998
---------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                     $  8,560     $ (2,049)
---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchase of fixed maturity securities                                   $(47,384)    $(19,719)
Proceeds from fixed maturity securities sold, matured or repaid           43,187       20,384
Net change in short-term investments                                     (27,735)       2,617
Net change in policy loans                                                   (35)          39
Net change in receivable for undelivered securities                      (11,643)          --
Net change in payable for securities                                      14,208)          --
---------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                     $(29,402)    $  3,321
---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Receipts credited to policyholder funds                                 $ 26,246     $  6,333
Return of policyholder funds                                              (6,726)      (6,749)
---------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     $ 19,520     $   (416)
---------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalent during the period       $ (1,322)    $    856
Cash and cash equivalents at beginning of year                             5,946        1,431
---------------------------------------------------------------------------------------------

BALANCE, END OF PERIOD                                                  $  4,624     $  2,287
---------------------------------------------------------------------------------------------

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                                  (UNAUDITED)

1.       BASIS OF PRESENTATION

         The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the financial statements and the related notes included in the Company's annual report on form 10-K for the year ended December 31, 1998. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999.

2.       COMPREHENSIVE INCOME

            Total comprehensive income was as follows:


                                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                                          JUNE 30              JUNE 30
         COMPREHENSIVE INCOME:
         ($ thousands)                                 1999      1998       1999       1998
         ------------------------------------------------------------------------------------
         NET INCOME                                  $ 1,561     $294      $ 2,599    $1,421
         ------------------------------------------------------------------------------------
         OTHER COMPREHENSIVE INCOME, NET OF TAX:
         Unrealized holding gains (losses) arising
         during the year                              (1,002)      78       (1,796)      237
         Less:
         Reclassification adjustment for realized
         (gains) losses included in net income            81      (82)         (51)     (132)
         ------------------------------------------------------------------------------------
         Other comprehensive income (loss)              (921)      (4)      (1,847)      105
         ------------------------------------------------------------------------------------
         COMPREHENSIVE INCOME                        $   640     $290      $   752    $1,526
         ------------------------------------------------------------------------------------

         Other comprehensive income is reported net of taxes recoverable (payable) of $495 and $2 for the three months and $994 and $(57) for the six months ended June 30, 1999 and 1998, respectively.

3.   SEGMENT DISCLOSURES

     The Company reports three business segments: Annuities, Pensions, and Life Insurance. The Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by independent investement managers and the Company or in the general account of the Company, with investment returns accumulating on a tax-deferred basis. The Pensions segment offers 401(k) products to customers in the State of New York. The Individual Life Insurance segment offers traditional non-participating life insurance to the New York State market. The Pensions segment was launched in 1988 and the Individual Life Insurance segment was launched in late 1997. Both these segments are considered to be in the start-up phase. No significant assets or revenues have been generated to date in these two segments. The following is a summary of the contribution to net income of the three business segments:

                            THREE MONTHS ENDED                            SIX MONTHS ENDED
                                 JUNE 30                                      JUNE 30
                           1999           1998                          1999           1998
---------------------------------------------------------------------------------------------
Annuities                $ 2,221        $  418                        $ 3,368        $ 1,812
Penisons                    (497)          (74)                          (743)           (83)
Life Insurance              (163)          (50)                           (26)          (308)
---------------------------------------------------------------------------------------------
NET INCOME (LOSS)        $ 1,561        $  294                        $ 2,599        $ 1,421
---------------------------------------------------------------------------------------------

                         AUDITED FINANCIAL STATEMENTS

                         THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                         Years ended December 31, 1998, 1997 and 1996

              The Manufacturers Life Insurance Company of New York

                          Audited Financial Statements


                  Years ended December 31, 1998, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Balance Sheets................................................................2
Statements of Income..........................................................3
Statements of Changes in Shareholder's Equity.................................4
Statements of Cash Flows......................................................5
Notes to Financial Statements.................................................6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York


We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York (formerly First North American Life Assurance Company and hereinafter referred to as the Company) as of December 31, 1998 and 1997, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                /s/ ERNST & YOUNG LLP


Boston, Massachusetts
February 22, 1999

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
BALANCE SHEETS


As at December 31
ASSETS  ($ thousands)                                                              1998                    1997
--------------------------------------------------------------------------------------------------------------------
Investments
   Fixed  maturity  securities  available-for-sale,  at fair  value
     (note 3)                                                            $      125,088        $       129,151
   (amortized cost:  1998 $120,902; 1997 $126,714)
   Investment in unconsolidated affiliate                                           175                      -
   Policy loans                                                                     552                    398
   Short-term investments                                                        10,032                  9,998
--------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                        $      135,847        $       139,547
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                $        5,946        $         1,431
Accrued investment income                                                         3,073                  2,401
Deferred acquisition costs (note 4)                                              36,831                 28,364
Other assets                                                                      1,834                    231
Separate account assets                                                         833,693                597,193
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $    1,017,224        $       769,167
--------------------------------------------------------------------------------------------------------------------

 LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
--------------------------------------------------------------------------------------------------------------------
Liabilities:
   Policyholder liabilities and accruals                                 $       94,492        $        86,611
   Payable to affiliates                                                          4,114                  4,345
   Deferred income taxes (note 5)                                                 3,615                  2,269
   Other liabilities                                                              1,943                    987
   Separate account liabilities                                                 833,693                597,193
--------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                        $      937,857        $       691,405
--------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Common stock (note 6)                                                 $        2,000        $         2,000
   Additional paid-in capital                                                    72,706                 72,531
   Retained earnings                                                              3,209                  2,136
   Accumulated other comprehensive income                                         1,452                  1,095
--------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                               $       79,367        $        77,762
--------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                               $    1,017,224        $       769,167
--------------------------------------------------------------------------------------------------------------------


See accompanying notes

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF INCOME


For the years ended December 31
 ($ thousands)                                                              1998             1997              1996
--------------------------------------------------------------- ------------------- ---------------- ----------------

REVENUES:
     Fees from separate accounts and policyholder liabilities     $       10,961    $       7,395    $        4,762
     Net investment income (note 3)                                        9,786            6,717             5,224
     Net realized investment gains                                           713              769                89
--------------------------------------------------------------- ------------------- ---------------- ----------------
TOTAL REVENUE                                                     $       21,460    $      14,881    $       10,075
--------------------------------------------------------------- ------------------- ---------------- ----------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                             $        4,603    $       4,747    $        4,189
     Amortization of deferred acquisition costs (note 4)                   4,849            3,393             2,319
     Other insurance expenses                                             10,359            5,845             1,192
--------------------------------------------------------------- ------------------- ---------------- ----------------
TOTAL BENEFITS AND EXPENSES                                       $       19,811    $      13,985    $        7,700
--------------------------------------------------------------- ------------------- ---------------- ----------------
INCOME BEFORE INCOME TAXES                                        $        1,649    $         896    $        2,375
--------------------------------------------------------------- ------------------- ---------------- ----------------
INCOME TAXES (note 5)                                             $          576    $         310    $          833
--------------------------------------------------------------- ------------------- ---------------- ----------------
NET INCOME                                                        $        1,073    $         586    $        1,542
--------------------------------------------------------------- ------------------- ---------------- ----------------


See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY




                                                                                        Accumulated
                                                                                           Other          Total
                                             Common       Additional      Retained     Comprehensive  Shareholder's
  ($ thousands)                               Stock    Paid-in Capital    Earnings        Income         Equity
  -------------------------------------------------------------------------------------------------------------------

  Balance at January 1, 1996                  $2,000        $ 11,500       $     8       $  1,704       $   15,212
  Capital contribution                                        13,300                                        13,300
  Comprehensive income (note 2)                                              1,542         (1,285)             257
  -------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1996                  $2,000        $ 24,800       $ 1,550       $    419       $   28,769
  Capital contribution                                        47,731                                        47,731
  Comprehensive income (note 2)                                                586            676            1,262
  -------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1997                  $2,000        $ 72,531       $ 2,136       $  1,095       $   77,762
  Capital contribution                                           175                                           175
  Comprehensive income (note 2)                                              1,073            357            1,430
  -------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1998                  $2,000        $ 72,706       $ 3,209       $  1,452       $   79,367
  -------------------------------------------------------------------------------------------------------------------


See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF CASH FLOWS

For the years ended December 31
($ thousands)                                                                         1998         1997          1996
---------------------------------------------------------------------------- --------------- ------------ ------------
OPERATING ACTIVITIES:
Net income                                                                     $     1,073     $    586     $   1,542
Adjustments  to  reconcile  net  income to net cash (used in)  provided  by operating activities:
     Amortization of bond discount and premium                                          434         333           141
     Net realized investment gains                                                     (713)       (769)          (89)
     Provision for deferred income tax                                                1,153         (29)          220
     Amortization of deferred acquisition costs                                       4,849       3,393         2,319
     Policy acquisition costs deferred                                              (14,515)    (11,684)       (7,224)
     Return credited to policyholders and other benefits                              4,603       4,747         4,189
     Changes in assets and liabilities:
         Accrued investment income                                                     (672)       (873)           (7)
         Other assets                                                                (1,603)        (80)          196
         Payable to affiliates                                                         (231)      2,328           865
         Other liabilities                                                              956         115          (153)
---------------------------------------------------------------------------- --------------- ------------ ------------
Net cash (used in) provided by operating activities                            $     (4,666)   $ (1,933)    $   1,999
---------------------------------------------------------------------------- --------------- ------------ ------------
INVESTING ACTIVITIES:
Fixed maturity securities sold, matured or repaid                              $    30,591    $  59,307     $  31,659
Fixed maturity securities purchased                                                (24,500)    (103,383)      (41,409)
Net change in short-term investments                                                   (34)      (6,011)       (3,985)
Policy loans advanced, net                                                            (154)        (215)         (116)
---------------------------------------------------------------------------- --------------- ------------ ------------
Cash provided by (used in) investing activities                                $     5,903    $ (50,302)    $ (13,851)
---------------------------------------------------------------------------- --------------- ------------ ------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder funds                                14,212       17,212        18,408
Return of policyholder funds                                                       (10,934)     (15,382)      (24,676)
Change in notes payable                                                                   -            -       (2,000)
Capital contribution by parent                                                            -      47,731        13,300
---------------------------------------------------------------------------- --------------- ------------ ------------
CASH PROVIDED BY FINANCING ACTIVITIES                                          $     3,278     $ 49,561     $   5,032
---------------------------------------------------------------------------- --------------- ------------ ------------
Cash and cash equivalents:
Increase (decrease) during the year                                                   4,515      (2,674)       (6,820)
Balance, beginning of year                                                            1,431       4,105        10,925
---------------------------------------------------------------------------- --------------- ------------ ------------
BALANCE, END OF YEAR                                                           $     5,946     $  1,431     $   4,105
---------------------------------------------------------------------------- --------------- ------------ ------------

See accompanying notes

The Manufacturers Life Insurance Company of New York

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (First North American Life Assurance Company prior to October 1, 1997, and hereinafter referred to as "the Company"), is a stock life insurance company which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (formerly North American Security Life Insurance Company and hereinafter referred to as "MNA"), which is in turn a wholly-owned subsidiary of Manulife-Wood Logan Holding Co., Inc. ("MWL"). MWL is 62.5% owned by The Manufacturers Life Insurance Company
         (USA) (ManUSA), 22.5% by MRL Holding, LLC, ("MRL") and 15% by minority interest shareholders. ManUSA and MRL are indirectly wholly-owned subsidiaries of The Manufacturers Life Insurance Company ("Manulife Financial"), a federally chartered Canadian mutual life insurance company.

         The Company issues individual and group annuity and individual life insurance contracts (collectively, the contracts) in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a non-insulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in shares of the various portfolios of the Manufacturers Investment Trust (formerly NASL Series Trust and hereinafter referred to as "MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in open-end investment management companies offered and managed by unaffiliated third parties.

         Prior to October 1, 1997, the Company sold and administered only combination fixed and variable annuity products. On October 21, 1997, the Company received approval from the Department for a revised plan of operations which expanded its product offerings. MNA contributed $47,731 to the Company in support of the revised plan of operations.

         Prior to October 1, 1997, NASL Financial Services Inc. ("NASL Financial"), an affiliate of the Company, acted as investment adviser to MIT and as principal underwriter of the annuity contracts issued by the Company. Effective October 1, 1997, Manufacturers Securities Services, LLC ("MSS"), the successor to NASL Financial and an affiliate of the Company, replaced NASL Financial as the investment advisor to MIT and as the principal underwriter for the variable contracts and exclusive distributor of all contracts issued by the Company.

         Prior to October 1, 1997, Wood Logan Associates Inc. ("WLA"), a subsidiary of MWL, acted as the promotional agent for the sale of the Company's contracts. Since October 1, 1997, marketing services for the sale of all contracts issued by the Company and other services are provided by certain affiliates of the Company pursuant to an Administrative Services Agreement and an Investment Services Agreement between the Company and Manulife Financial. Currently, services are provided by Manulife Financial, WLA, MNA, and ManUSA.

         On October 31, 1998, the Company received a 10% interest in the members' equity of MSS from MNA, the managing member of MSS. The Company treated the receipt of its equity interest as a contribution to paid-in capital of $175.

2.       SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles ("GAAP").

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

      b) RECENT ACCOUNTING STANDARDS

         i) During 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose annual financial statements. Comprehensive income includes all changes in shareholder's equity during a period except those resulting from investments by and distributions to shareholders. The adoption of SFAS No. 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

         Total comprehensive income was as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ thousands)                                                           1998          1997         1996
          ---------------------------------------------------------------- -------------- ------------ -------------
          NET INCOME                                                         $   1,073     $     586     $  1,542
          ---------------------------------------------------------------- -------------- ------------ -------------
          Other comprehensive income, net of tax:
            Unrealized holding gains (losses) arising during the year              820         1,176       (1,227)
              Less:
             Reclassification  adjustment  for realized gains included in
             net Income                                                            463           500           58
          ---------------------------------------------------------------- -------------- ------------ -------------
          Other comprehensive income (loss)                                        357           676       (1,285)
          ---------------------------------------------------------------- -------------- ------------ -------------
          COMPREHENSIVE INCOME                                               $   1,430     $   1,262     $    257
          ---------------------------------------------------------------- -------------- ------------ -------------


          Other comprehensive income (loss) is reported net of taxes of $192, $364, and ($692) for 1998, 1997, and 1996, respectively.

ii) During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the disclosure of information about the Company's operating segments, including disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, nor did it affect the manner in which the Company defines its operating segments. The Company reports three business segments:
          Annuities, Savings and Retirement Services, and Life Insurance. The Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by independent investment managers and the Company or in the general account of the Company, with investment returns accumulating on a tax-deferred basis. The Savings and Retirement Services segment offers 401(k) products to customers in the State of New York. The Individual Life Insurance segment offers traditional non-participating life insurance to the New York market. The Savings and Retirement Services segment was launched in mid - 1998 and the Individual Life Insurance segment was launched in late 1997. Both these segments are considered to be in the start-up phase.
          No significant assets or revenues have been generated to date in these two segments. Start-up costs, on a pre-tax basis, reported for these two segments totaled approximately $534 and $2,399, respectively in 1998 and $1,551 for the Individual Life Insurance segment in 1997. The following is a summary of the contribution to net income of the three business segments:

          FOR THE YEARS ENDED DECEMBER 31
          ($ thousands)                                                    1998            1997             1996
          -------------------------------------------------------- ----------------- --------------- ---------------
          Annuities                                                    $  2,623          $   1,594       $   1,542
          Savings and Retirement Services                                                        -               -
                                                                            (318)
          Life Insurance                                                                    (1,008)              -
                                                                          (1,232)
          -------------------------------------------------------- ----------------- --------------- ---------------
          NET INCOME (LOSS)                                            $   1,073         $     586       $   1,542
          -------------------------------------------------------- ----------------- --------------- ---------------

      c) INVESTMENTS

         The Company classifies all of its fixed maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective interest method.

         The cost of fixed maturity securities is adjusted for the amortization of premiums and accretion of discounts using the interest method. This amortization or accretion is included in net investment income.

         For the mortgage-backed bond portion of the fixed maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy  loans  are  reported  at  aggregate   unpaid   balances   which
         approximate fair value.

         Short-term investments which include investments with maturities of less than one year and greater than 90 days at the date of acquisition, are reported at amortized cost which approximates fair value.

      d) CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS (DAC)

         Commissions and other expenses which vary with and are primarily related to the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance policies is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES AND ACCRUALS

         Policyholder liabilities equal the policyholder account value for the fixed portion of annuity contracts and for investment pension contracts with no substantial mortality risk. Account values are increased for deposits received and interest credited and are reduced by withdrawals. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses and interest rate yields that are applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      g) SEPARATE ACCOUNTS

         Separate account assets and liabilities that are reported in the accompanying balance sheets represent investments in MIT, which are mutual funds that are separately administered for the exclusive benefit of the policyholders of the Company and its affiliates, or open-end investment management companies offered and managed by unaffiliated third parties, which are mutual funds that are separately administered for the benefit of the Company's policyholders and other shareholders. These assets and liabilities are reported at fair value. The policyholders, rather than the Company, bear the investment risk. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder funds are included in revenues.

      h) REVENUE RECOGNITION

         Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due and currently are included in Fees from Separate Accounts and Policyholder Liabilities in the statements of income. Investment income is recorded as revenue when due.

      i) POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for annuity contracts and investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

      j) INCOME TAXES

         Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.       INVESTMENTS AND INVESTMENT INCOME

      a) FIXED MATURITY SECURITIES

         At December 31, 1998 and 1997, all fixed maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                                    GROSS           GROSS
                                             AMORTIZED COST      UNREALIZED       UNREALIZED          FAIR VALUE
        AS AT DECEMBER 31,                                          GAINS           LOSSES
        ($ thousands)                        1998       1997      1998    1997   1998    1997        1998      1997
        ------------------------------- ----------- ---------- -------- ------- ------- ------- ---------- ---------
        U.S. government                 $  11,018   $  7,422   $   591  $  284    ($15) $       $  11,594  $  7,706
                                                                                             -
        Corporate securities               99,696    108,682     3,321   1,879     (35)    (23)   102,982   110,538
        Mortgage-backed securities          6,680      5,016       125      69     (21)      -      6,784     5,085
        Foreign governments                 2,449          -       111       -       -       -      2,560         -
        States/political subdivisions       1,059      5,594       109     228       -       -      1,168     5,822
        ------------------------------- ----------- ---------- -------- ------- ------- ------- ---------- ---------
        Total fixed maturity securities $ 120,902   $126,714   $ 4,257  $2,460    ($71)   ($23) $ 125,088  $129,151
        ------------------------------- ----------- ---------- -------- ------- ------- ------- ---------- ---------

         Proceeds from sales of fixed maturity securities during 1998 were $17,985 (1997 $45,217; 1996 $6,559). Gross gains of $715 and gross losses of $2 were realized on those sales (1997 $772 and $6; 1996 $91 and $2 respectively).

         The contractual maturities of fixed maturity securities at December 31, 1998 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

         ($ thousands)                                                    AMORTIZED COST           FAIR VALUE
         -----------------------------------------------------------------------------------------------------------
         FIXED MATURITY SECURITIES
            One year or less                                                  $ 13,083               $13,117
            Greater than 1; up to 5 years                                       61,861                63,525
            Greater than 5; up to 10 years                                      21,812                22,807
            Due after 10 years                                                  17,466                18,855
            Mortgage-backed securities                                           6,680                 6,784
         -----------------------------------------------------------------------------------------------------------
         TOTAL FIXED MATURITY SECURITIES                                      $120,902              $125,088
         -----------------------------------------------------------------------------------------------------------



        Fixed maturity securities with a fair value of $410 and $414 at December 31, 1998 and 1997, respectively, were on deposit with, or in custody accounts on behalf of, New York State Insurance Department to satisfy regulatory requirements.

      b) Investment Income

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                              1998               1997              1996
         -----------------------------------------------------------------------------------------------------------
         Fixed maturity securities                                $8,338            $ 6,343            $4,476
         Other invested assets                                       830
         Short-term investments                                      762                477               873
         -----------------------------------------------------------------------------------------------------------
         Gross investment income                                   9,930              6,819             5,349
         -----------------------------------------------------------------------------------------------------------
         Investment expenses                                        (144)              (102)             (125)
         -----------------------------------------------------------------------------------------------------------
         NET INVESTMENT INCOME                                    $9,786            $ 6,717            $5,224
         -----------------------------------------------------------------------------------------------------------

4.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31

         ($ thousands)                                               1998                1997             1996
         ----------------------------------------------- -------------------- ------------------- ------------------
         Balance at January 1,                                $    28,364         $    20,208       $     15,919
         Capitalization                                            14,515              11,684            7,224
         Amortization                                             (4,849)             (3,393)           (2,319)
         Effect of net unrealized gains
              on securities available for sale                    (1,199)                (135)             (616)
         ----------------------------------------------- -------------------- ------------------- ------------------
         BALANCE AT DECEMBER 31                               $    36,831         $    28,364       $   20,208
         ----------------------------------------------- -------------------- ------------------- ------------------


         To date, the DAC balance is primarily attributable to the Annuities segment.

5.       INCOME TAXES

         The components of income tax expense were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                               1998               1997               1996
         ----------------------------------------------------- ----------------- ----------------- -----------------
         Current expense (benefit)                              $    (577)              $339               $613
         Deferred expense (benefit)                                 1,153                (29)               220
         ----------------------------------------------------- ----------------- ----------------- -----------------
         TOTAL EXPENSE                                          $    576                $310               $833
         ----------------------------------------------------- ----------------- ----------------- -----------------



         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

         -----------------------------------------------------------------------------------------------------------
         AS AT DECEMBER 31
         ($ thousands)                                                             1998                  1997
         -----------------------------------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
            Asset reserves                                                 $        389              $     92
         -----------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                                  389                    92
         -----------------------------------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
            Deferred acquisition costs                                           (2,203)               (1,135)
            Reserves                                                                                       (4)
            Unrealized gains on securities available-for-sale                      (784)                 (589)
            Other                                                                (1,017)                 (633)
         -----------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                          (4,004)               (2,361)
         -----------------------------------------------------------------------------------------------------------
         NET DEFERRED TAX LIABILITY                                        $     (3,615)             $ (2,269)
         -----------------------------------------------------------------------------------------------------------

         The Company participates as a member of the MWL affiliated group, filing a consolidated federal income tax return. The Company files a separate New York State return.

         The method of allocation between the companies is subject to a tax sharing agreement under which the tax liability is allocated to each member of the group on a pro-rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to the Company will not be more than the Company would have paid on a separate return basis. Settlement of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates which is settled periodically.

         The Company made estimated tax payments of $1,121 in 1998 and $531 and $0 in 1997 and 1996, respectively.

6.       Shareholder's Equity

         The Company has one class of common stock:

         AS AT DECEMBER 31:
         ($ thousands)                                                                       1998              1997
         --------------------------------------------------------------------- ------------------- -----------------
         Authorized, issued and outstanding:
             2,000,000 Common shares, Par value $1                                         $2,000            $2,000
         --------------------------------------------------------------------- ------------------- -----------------


         The net assets of the Company available for the Parent as dividends are generally limited to and cannot be made except from earned statutory-basis profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

         The aggregate statutory capital and surplus of the Company at December 31, 1998 was $62,881 (1997 $68,336). The aggregate statutory net income
         (loss) of the Company for the year ended 1998 was ($5,678) (1997 ($1,562); 1996 $231). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from generally accepted accounting principles followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances and reserves.

7.       REINSURANCE

         The Company has entered into reinsurance agreements with various reinsurers to reinsure any face amounts in excess of $100 for its traditional non-participating insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there have been no reinsurance recoveries under these agreements.

8.       RELATED-PARTY TRANSACTIONS

         The Company utilizes various services administered by Manulife Financial and affiliates such as legal, personnel, investment accounting and other corporate services. Prior to October 1, 1997, Manulife Financial and MNA charged the Company for those services. In the first nine months of 1997 and for the full year 1996, Manulife Financial and MNA charged the Company approximately $623 and $661, respectively. Effective October 1, 1997, pursuant to a revised plan of operations, all intercompany expenses were billed through Manulife Financial. For the year ended December 31, 1998 and for the fourth quarter of 1997, Manulife Financial billed the Company expenses of $4,685 and $869, respectively. At December 31, 1998 and 1997, the Company had a net liability to Manulife Financial of $2,372 and $2,977, respectively, for those services.

         For the nine months ended September 30, 1997 and for the full year 1996, the Company paid underwriting commissions to NASL Financial of $8,421 and $7,050, respectively. NASL Financial then reimbursed WLA for promotional agent services. Effective October 1, 1997, MSS replaced NASL Financial as underwriter. Thereafter, all commissions were paid to MSS by the Company, and WLA marketing services expenses were paid by Manulife Financial who was then reimbursed by the Company. Underwriting commissions and marketing services expense of $17,838 and $4,431, respectively, were incurred during the year ended December 31, 1998 and the fourth quarter of 1997. At December 31, 1998 and 1997, the Company had a net liability of $799 and $1,368, respectively, for these services.

         The financial statements have been prepared from the records maintained by the Company and may not necessarily be indicative of the financial conditions or results of operations that would have occurred if the Company had been operated as an unaffiliated corporation (see also Notes 1, 5, 10 and 13 for additional related-party transactions).


9.       BORROWED MONEY

         The Company has an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, bearing interest at the bank's money market rate plus 50 basis points. There were no outstanding advancements under the line of credit at December 31, 1998 and 1997.

10.      EMPLOYEE BENEFITS

      a) RETIREMENT PLAN

         Prior to July 1, 1998, the Company and MNA participated in a non-contributory defined benefit pension plan (the " Nalaco Plan") sponsored by Manulife Financial, covering its employees. A similar plan (the "Manulife Plan") also existed for ManUSA. Both plans provided pension benefits based on length of service and final average earnings. Vested benefits are fully funded; current pension costs are funded as they accrue.

         Effective July 1, 1998, the Nalaco Plan was merged into the Manulife Plan as approved by the Board of Directors of Manulife Financial. The merged plan was then restated as a cash balance pension plan entitled, "The Manulife Financial U.S. Cash Balance Pension Plan" ("Cash Balance Plan"). Participants in the two prior plans ceased accruing benefits under the old plan effective June 30, 1998, and became participants in the Cash Balance Plan on July 1, 1998. Also effective July 1, ManUSA became the sponsor of the Cash Balance Plan. Each participant who was a participant in one of the prior plans received an opening account balance equal to the present value of their June 30, 1998 accrued benefit under the prior plan, using Pension Benefit Guaranty Corporation rates. Future contribution credits under the Cash Balance Plan vary by service, and interest credits are a function of interest rate levels. Pension benefits are provided to participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Cash Balance Plan is a life annuity with various optional forms available.

         Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs relating to current service and amortization of experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized by the sponsor in 1998, 1997, or 1996 because the plan was subject to the full funding limitation under the Internal Revenue Code.

         At December 31, 1998, the projected benefit obligation based on an assumed interest rate of 6.5% was $51,757. The fair value of plan assets invested in ManUSA's general fund deposit administration insurance contracts and in an investment portfolio of equities and fixed income securities managed by an affiliate were $52,541 and $32,145, respectively.

      b) 401(k) PLAN

         Prior to July 1, 1998, the Company also participated in a defined contribution plan sponsored by MNA, the North American Security Life 401(k) Savings Plan, which was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A similar plan, the Manulife Financial 401k Savings Plan, also existed for employees of ManUSA. These two plans were effectively merged on July 1, 1998 into one defined contribution plan sponsored by ManUSA, as approved by the Board of Directors on March 26, 1998. The Company's costs associated with the plan were charged to the Company and were not material.

      c) POSTRETIREMENT BENEFIT PLAN

         In addition to the retirement plan, the Company participates in the postretirement benefit plan of ManUSA which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered dependents reach age 65, Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage, and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

         The postretirement benefit cost to the Company, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience, is accounted for by the plan sponsor, ManUSA.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and estimated fair values of the Company's financial instruments at December 31, 1998 were as follows:


                                                     December 31, 1998                     December 31, 1997
                                       -----------------------------------------------------------------------------
                                               CARRYING              FAIR             CARRYING              FAIR
                                                 VALUE              VALUE               VALUE              VALUE
                                       -----------------------------------------------------------------------------
        Assets:
        Fixed maturity securities             $125,088           $125,088            $129,151            $129,151
        Short-term investments                  10,032             10,032               9,998               9,998
        Policy loans                               552                552                 398                 398
        Cash and cash equivalents                5,946              5,946               1,431               1,431


        Liabilities:
        Policyholder liabilities and
        accruals                                94,492             91,113              86,611              81,715

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

         Fixed Maturity Securities: Fair values for fixed maturity securities are obtained from an independent pricing service.

         Short-Term Investment and Cash and Cash Equivalents: Carrying values approximate fair values.

         Policy Loans:  Carrying values approximate fair values.

         Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk (deferred annuities) are estimated to be the cash surrender value, or the cost the Company would incur to extinguish the liability.


12.      LEASES

         The Company leases office space under an operating lease agreement which expires in 1999 and is subject to a renewal option at market rates prevailing at the time of renewal. For the years ended December 31, 1998 and 1997, the Company incurred rent expense of $95 and $84, respectively. The minimum lease payments associated with the office space are $61 in 1999.

13.      CAPITAL MAINTENANCE AGREEMENT

         Pursuant to a capital maintenance agreement and subject to regulatory approval, Manulife Financial has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

14.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

15.      UNCERTAINTY DUE TO THE YEAR 2000 RISK (UNAUDITED)

         The Year 2000 risk is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The effects of the Year 2000 risk may be experienced before, on, or after January 1, 2000 and, if not addressed, could result in systems failures or miscalculations causing disruptions of normal business operations. It is not possible to be certain that the Company's Year 2000 program will fully resolve all aspects of the Year 2000 risk, including those related to third parties.

APPENDIX A
SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect a simple average of those Portfolios' current expenses, which is approximately 0.949% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.944%, 4.999% and 10.942%. The illustrations reflect the expense reimbursement in effect for the Lifestyle Trust and the expense limitation in effect for the Equity Index Trust. In the absence of such expense reimbursement and expense limitation, the average of the Portfolio's current expenses would have been 0.953 % per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.949%, 4.994% and 10.938%. The expense reimbursement for the Lifestyle Trusts and the expense limitation for the Equity Index Trust are expected to remain in effect during the fiscal year ended December 31, 1999 and the fiscal year ended December 31, 2000. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker, one based on current cost of insurance charges assessed by Manulife New York and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manulife New York will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, Manulife New York may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately _______, 1999. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                              0% Hypothetical               6% Hypothetical                  12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------

End Of    Accumulated   Policy    Cash       Death     Policy     Cash      Death        Policy      Cash       Death
Policy    Premiums (2)  Value   Surrender   Benefit    Value    Surrender  Benefit       Value      Surrender   Benefit
Year (1)                         Value (3)                      Value (3)                           Value (3)

     1        2,373       944         0      500,000     1,032         0   500,000       1,121           0     500,000
     2        4,865     2,028         0      500,000     2,269         0   500,000       2,522           0     500,000
     3        7,481     3,037         0      500,000     3,500         0   500,000       4,005           0     500,000
     4       10,228     4,001       407      500,000     4,755     1,160   500,000       5,609       2,015     500,000
     5       13,112     4,951     1,948      500,000     6,064     3,061   500,000       7,379       4,376     500,000
     6       16,141     5,828     3,415      500,000     7,371     4,959   500,000       9,269       6,857     500,000
     7       19,321     6,627     4,805      500,000     8,669     6,848   500,000      11,286       9,465     500,000
     8       22,660     7,379     6,148      500,000     9,989     8,759   500,000      13,476      12,245     500,000
     9       26,166     8,121     7,480      500,000    11,368    10,728   500,000      15,891      15,251     500,000
    10       29,847     8,845     8,796      500,000    12,801    12,752   500,000      18,550      18,501     500,000
    11       33,713     9,584     9,584      500,000    14,350    14,350   500,000      21,575      21,575     500,000
    12       37,771    10,234    10,234      500,000    15,892    15,892   500,000      24,845      24,845     500,000
    13       42,033    10,786    10,786      500,000    17,416    17,416   500,000      28,377      28,377     500,000
    14       46,508    11,233    11,233      500,000    18,917    18,917   500,000      32,196      32,196     500,000
    15       51,206    11,584    11,584      500,000    20,399    20,399   500,000      36,340      36,340     500,000
    16       56,139    11,850    11,850      500,000    21,873    21,873   500,000      40,858      40,858     500,000
    17       61,319    12,044    12,044      500,000    23,353    23,353   500,000      45,806      45,806     500,000
    18       66,758    12,168    12,168      500,000    24,837    24,837   500,000      51,231      51,231     500,000
    19       72,469    12,243    12,243      500,000    26,351    26,351   500,000      57,210      57,210     500,000
    20       78,466    12,284    12,284      500,000    27,908    27,908   500,000      63,819      63,819     500,000
    21       84,762    12,115    12,115      500,000    29,336    29,336   500,000      70,962      70,962     500,000
    22       91,373    11,762    11,762      500,000    30,653    30,653   500,000      78,728      78,728     500,000
    23       98,315    11,214    11,214      500,000    31,844    31,844   500,000      87,181      87,181     500,000
    24      105,603    10,437    10,437      500,000    32,868    32,868   500,000      96,376      96,376     500,000
    25      113,256     9,409     9,409      500,000    33,693    33,693   500,000     106,385     106,385     500,000
    26      121,292     8,094     8,094      500,000    34,277    34,277   500,000     117,281     117,281     500,000
    27      129,730     6,447     6,447      500,000    34,561    34,561   500,000     129,141     129,141     500,000
    28      138,589     4,431     4,431      500,000    34,494    34,494   500,000     142,066     142,066     500,000
    29      147,892     2,014     2,014      500,000    34,028    34,028   500,000     156,178     156,178     500,000
    30      157,659     0 (4)     0 (4)        0 (4)    33,095    33,095   500,000     171,605     171,605     500,000
    31      167,915                                     31,646    31,646   500,000     188,519     188,519     500,000
    32      178,684                                     29,593    29,593   500,000     207,094     207,094     500,000
    33      189,991                                     26,835    26,835   500,000     227,534     227,534     500,000
    34      201,864                                     23,265    23,265   500,000     250,085     250,085     500,000
    35      214,330                                     18,756    18,756   500,000     275,035     275,035     500,000
    36      227,420                                     13,158    13,158   500,000     302,724     302,724     500,000
    37      241,164                                      6,234     6,234   500,000     333,537     333,537     500,000
    38      255,595                                      0 (4)     0 (4)     0 (4)     367,971     367,971     500,000
    39      270,747                                                                    406,629     406,629     500,000
    40      286,658                                                                    450,242     450,242     500,000
    41      303,364                                                                    499,533     499,533     524,509
    42      320,905                                                                    554,123     554,123     581,829
    43      339,323                                                                    614,319     614,319     645,035
    44      358,662                                                                    680,669     680,669     714,702
    45      378,968                                                                    753,768     753,768     791,456
    46      400,290                                                                    834,262     834,262     875,975

                              0% Hypothetical               6% Hypothetical                  12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------

End Of    Accumulated   Policy    Cash       Death     Policy     Cash      Death        Policy       Cash       Death
Policy    Premiums (2)  Value   Surrender   Benefit    Value    Surrender  Benefit       Value      Surrender   Benefit
Year (1)                        Value (3)                       Value (3)                           Value (3)

    47      422,677                                                                    922,854     922,854     968,996
    48      446,184                                                                  1,020,304   1,020,304   1,071,319
    49      470,866                                                                  1,127,437   1,127,437   1,183,809
    50      496,783                                                                  1,245,127   1,245,127   1,307,383
    51      523,995                                                                  1,374,310   1,374,310   1,443,026
    52      552,568                                                                  1,516,032   1,516,032   1,591,833
    53      582,569                                                                  1,671,381   1,671,381   1,754,950
    54      614,071                                                                  1,841,520   1,841,520   1,933,596
    55      647,147                                                                  2,027,698   2,027,698   2,129,083
    56      681,877                                                                  2,231,266   2,231,266   2,342,829
    57      718,344                                                                  2,457,329   2,457,329   2,555,622
    58      756,634                                                                  2,709,109   2,709,109   2,790,383
    59      796,839                                                                  2,990,416   2,990,416   3,050,224
    60      839,054                                                                  3,305,765   3,305,765   3,338,822
    61      883,380                                                                  3,660,531   3,660,531   3,660,531
    62      929,922                                                                  4,053,131   4,053,131   4,053,131
    63      978,791                                                                  4,487,601   4,487,601   4,487,601
    64    1,030,104                                                                  4,968,405   4,968,405   4,968,405
    65    1,083,982                                                                  5,500,485   5,500,485   5,500,485


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                              0% Hypothetical               6% Hypothetical                  12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------
End Of     Accumulated  Policy   Cash       Death     Policy    Cash      Death       Policy      Cash        Death
Policy     Premiums (2) Value  Surrender   Benefit    Value   Surrender  Benefit      Value     Surrender    Benefit
Year (1)                       Value (3)                      Value (3)                         Value (3)

     1        2,373       944         0    500,000     1,032         0   500,000       1,121           0     500,000
     2        4,865     1,954         0    500,000     2,193         0   500,000       2,444           0     500,000
     3        7,481     2,896         0    500,000     3,350         0   500,000       3,846           0     500,000
     4       10,228     3,765       171    500,000     4,497       903   500,000       5,330       1,736     500,000
     5       13,112     4,552     1,549    500,000     5,624     2,621   500,000       6,895       3,892     500,000
     6       16,141     5,254     2,841    500,000     6,726     4,313   500,000       8,544       6,131     500,000
     7       19,321     5,858     4,036    500,000     7,786     5,964   500,000      10,271       8,450     500,000
     8       22,660     6,365     5,134    500,000     8,803     7,573   500,000      12,085      10,855     500,000
     9       26,166     6,763     6,123    500,000     9,761     9,121   500,000      13,981      13,341     500,000
    10       29,847     7,053     7,004    500,000    10,658    10,608   500,000      15,967      15,918     500,000
    11       33,713     7,326     7,326    500,000    11,604    11,604   500,000      18,205      18,205     500,000
    12       37,771     7,464     7,464    500,000    12,464    12,464   500,000      20,553      20,553     500,000
    13       42,033     7,460     7,460    500,000    13,224    13,224   500,000      23,015      23,015     500,000
    14       46,508     7,306     7,306    500,000    13,868    13,868   500,000      25,595      25,595     500,000
    15       51,206     6,981     6,981    500,000    14,372    14,372   500,000      28,287      28,287     500,000
    16       56,139     6,477     6,477    500,000    14,718    14,718   500,000      31,097      31,097     500,000
    17       61,319     5,762     5,762    500,000    14,865    14,865   500,000      34,004      34,004     500,000
    18       66,758     4,802     4,802    500,000    14,765    14,765   500,000      36,989      36,989     500,000
    19       72,469     3,567     3,567    500,000    14,377    14,377   500,000      40,034      40,034     500,000
    20       78,466     2,013     2,013    500,000    13,640    13,640   500,000      43,107      43,107     500,000
    21       84,762       106       106    500,000    12,499    12,499   500,000      46,180      46,180     500,000
    22       91,373     0 (4)     0 (4)      0 (4)    10,888    10,888   500,000      49,221      49,221     500,000
    23       98,315                                    8,755     8,755   500,000      52,207      52,207     500,000
    24      105,603                                    6,029     6,029   500,000      55,104      55,104     500,000
    25      113,256                                    2,610     2,610   500,000      57,851      57,851     500,000
    26      121,292                                    0 (4)     0 (4)     0 (4)      60,380      60,380     500,000
    27      129,730                                                                   62,611      62,611     500,000
    28      138,589                                                                   64,429      64,429     500,000
    29      147,892                                                                   65,693      65,693     500,000
    30      157,659                                                                   66,235      66,235     500,000
    31      167,915                                                                   65,873      65,873     500,000
    32      178,684                                                                   64,414      64,414     500,000
    33      189,991                                                                   61,614      61,614     500,000
    34      201,864                                                                   57,194      57,194     500,000
    35      214,330                                                                   50,787      50,787     500,000
    36      227,420                                                                   41,893      41,893     500,000
    37      241,164                                                                   29,572      29,572     500,000
    38      255,595                                                                   13,517      13,517     500,000
    39      270,747                                                                    0 (4)       0 (4)       0 (4)


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                              0% Hypothetical               6% Hypothetical                  12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------

End Of     Accumulated  Policy    Cash        Death     Policy    Cash      Death       Policy      Cash        Death
Policy     Premiums (2) Value   Surrender    Benefit    Value   Surrender  Benefit      Value     Surrender    Benefit
Year (1)                        Value (3)                       Value (3)                         Value (3)

     1       3,224      1,685         0      501,685     1,818         0   501,818       1,951           0     501,951
     2       6,608      3,497         0      503,497     3,872         0   503,872       4,265           0     504,265
     3      10,162      5,219       575      505,219     5,952     1,308   505,952       6,749       2,105     506,749
     4      13,894      6,882     2,894      506,882     8,089     4,100   508,089       9,453       5,464     509,453
     5      17,812      8,517     5,184      508,517    10,315     6,983   510,315      12,430       9,097     512,430
     6      21,926     10,065     7,388      510,065    12,575     9,897   512,575      15,645      12,968     515,645
     7      26,246     11,522     9,500      511,522    14,862    12,840   514,862      19,115      17,094     519,115
     8      30,782     12,918    11,553      512,918    17,208    15,842   517,208      22,899      21,533     522,899
     9      35,544     14,291    13,581      514,291    19,654    18,944   519,654      27,066      26,355     527,066
    10      40,545     15,635    15,581      515,635    22,196    22,142   522,196      31,647      31,592     531,647
    11      45,796     17,041    17,041      517,041    24,972    24,972   524,972      36,880      36,880     536,880
    12      51,309     18,347    18,347      518,347    27,794    27,794   527,794      42,583      42,583     542,583
    13      57,098     19,543    19,543      519,543    30,652    30,652   530,652      48,793      48,793     548,793
    14      63,176     20,623    20,623      520,623    33,540    33,540   533,540      55,558      55,558     555,558
    15      69,558     21,595    21,595      521,595    36,467    36,467   536,467      62,943      62,943     562,943
    16      76,260     22,472    22,472      522,472    39,447    39,447   539,447      71,027      71,027     571,027
    17      83,296     23,267    23,267      523,267    42,494    42,494   542,494      79,898      79,898     579,898
    18      90,685     23,982    23,982      523,982    45,612    45,612   545,612      89,639      89,639     589,639
    19      98,442     24,640    24,640      524,640    48,828    48,828   548,828     100,367     100,367     600,367
    20     106,588     25,255    25,255      525,255    52,160    52,160   552,160     112,202     112,202     612,202
    21     115,141     25,649    25,649      525,649    55,430    55,430   555,430     125,072     125,072     625,072
    22     124,122     25,848    25,848      525,848    58,657    58,657   558,657     139,112     139,112     639,112
    23     133,551     25,843    25,843      525,843    61,829    61,829   561,829     154,434     154,434     654,434
    24     143,452     25,600    25,600      525,600    64,906    64,906   564,906     171,138     171,138     671,138
    25     153,848     25,098    25,098      525,098    67,859    67,859   567,859     189,344     189,344     689,344
    26     164,764     24,305    24,305      524,305    70,644    70,644   570,644     209,176     209,176     709,176
    27     176,226     23,177    23,177      523,177    73,206    73,206   573,206     230,757     230,757     730,757
    28     188,261     21,682    21,682      521,682    75,497    75,497   575,497     254,234     254,234     754,234
    29     200,897     19,794    19,794      519,794    77,473    77,473   577,473     279,779     279,779     779,779
    30     214,166     17,472    17,472      517,472    79,070    79,070   579,070     307,562     307,562     807,562
    31     228,097     14,702    14,702      514,702    80,252    80,252   580,252     337,801     337,801     837,801
    32     242,726     11,430    11,430      511,430    80,938    80,938   580,938     370,697     370,697     870,697
    33     258,086      7,603     7,603      507,603    81,043    81,043   581,043     406,468     406,468     906,468
    34     274,213      3,167     3,167      503,167    80,478    80,478   580,478     445,359     445,359     945,359
    35     291,148      0 (4)     0 (4)        0 (4)    79,144    79,144   579,144     487,633     487,633     987,633
    36     308,928                                      76,926    76,926   576,926     533,567     533,567   1,033,567
    37     327,598                                      73,632    73,632   573,632     583,402     583,402   1,083,402
    38     347,202                                      69,128    69,128   569,128     637,464     637,464   1,137,464
    39     367,785                                      63,258    63,258   563,258     696,102     696,102   1,196,102
    40     389,398                                      55,845    55,845   555,845     759,692     759,692   1,259,692
    41     412,091                                      46,506    46,506   546,506     828,439     828,439   1,328,439
    42     435,920                                      34,975    34,975   534,975     902,716     902,716   1,402,716
    43     460,939                                      20,936    20,936   520,936     982,891     982,891   1,482,891
    44     487,209                                       4,054     4,054   504,054   1,069,372   1,069,372   1,569,372
    45     514,793                                       0 (4)     0 (4)     0 (4)   1,162,592   1,162,592   1,662,592
    46     543,757                                                                   1,263,022   1,263,022   1,763,022

                              0% Hypothetical               6% Hypothetical                  12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------

End Of   Accumulated   Policy    Cash       Death     Policy     Cash      Death      Policy       Cash        Death
Policy   Premiums (2)  Value   Surrender   Benefit    Value    Surrender  Benefit     Value      Surrender    Benefit
Year (1)                       Value (3)                       Value (3)                         Value (3)

    47     574,168                                                                   1,371,159   1,371,159   1,871,159
    48     606,100                                                                   1,487,592   1,487,592   1,987,592
    49     639,628                                                                   1,612,947   1,612,947   2,112,947
    50     674,833                                                                   1,747,781   1,747,781   2,247,781
    51     711,798                                                                   1,892,690   1,892,690   2,392,690
    52     750,612                                                                   2,048,641   2,048,641   2,548,641
    53     791,366                                                                   2,216,437   2,216,437   2,716,437
    54     834,158                                                                   2,396,956   2,396,956   2,896,956
    55     879,089                                                                   2,591,246   2,591,246   3,091,246
    56     926,267                                                                   2,800,542   2,800,542   3,300,542
    57     975,804                                                                   3,026,853   3,026,853   3,526,853
    58   1,027,818                                                                   3,271,863   3,271,863   3,771,863
    59   1,082,432                                                                   3,537,433   3,537,433   4,037,433
    60   1,139,777                                                                   3,825,623   3,825,623   4,325,623
    61   1,199,989                                                                   4,138,724   4,138,724   4,638,724
    62   1,263,212                                                                   4,479,096   4,479,096   4,979,096
    63   1,329,597                                                                   4,849,534   4,849,534   5,349,534
    64   1,399,300                                                                   5,253,144   5,253,144   5,753,144
    65   1,472,488                                                                   5,693,361   5,693,361   6,193,361

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                           0% Hypothetical               6% Hypothetical               12% Hypothetical
                       Gross Investment Return       Gross Investment Return       Gross Investment Return
                       -----------------------       -----------------------       -----------------------

End Of   Accumulated  Policy    Cash     Death     Policy    Cash      Death     Policy    Cash      Death
Policy   Premiums (2) Value  Surrender  Benefit    Value   Surrender  Benefit    Value   Surrender  Benefit
Year (1)                      Value (3)                    Value (3)                     Value (3)

     1      3,224     1,685         0   501,685     1,818         0   501,818     1,951        0    501,951
     2      6,608     3,423         0   503,423     3,796         0   503,796     4,186        0    504,186
     3     10,162     5,077       433   505,077     5,801     1,158   505,801     6,589    1,945    506,589
     4     13,894     6,644     2,656   506,644     7,830     3,842   507,830     9,172    5,183    509,172
     5     17,812     8,115     4,783   508,115     9,873     6,540   509,873    11,942    8,609    511,942
     6     21,926     9,488     6,811   509,488    11,925     9,248   511,925    14,913   12,236    514,913
     7     26,246    10,748     8,726   510,748    13,971    11,950   513,971    18,091   16,069    518,091
     8     30,782    11,898    10,532   511,898    16,013    14,647   516,013    21,495   20,129    521,495
     9     35,544    12,925    12,214   512,925    18,033    17,322   518,033    25,132   24,422    525,132
    10     40,545    13,830    13,776   513,830    20,031    19,976   520,031    29,028   28,973    529,028
    11     45,796    14,767    14,767   514,767    22,198    22,198   522,198    33,459   33,459    533,459
    12     51,309    15,559    15,559   515,559    24,329    24,329   524,329    38,222   38,222    538,222
    13     57,098    16,197    16,197   516,197    26,413    26,413   526,413    43,339   43,339    543,339
    14     63,176    16,675    16,675   516,675    28,438    28,438   528,438    48,839   48,839    548,839
    15     69,558    16,973    16,973   516,973    30,379    30,379   530,379    54,740   54,740    554,740
    16     76,260    17,084    17,084   517,084    32,224    32,224   532,224    61,077   61,077    561,077
    17     83,296    16,977    16,977   516,977    33,930    33,930   533,930    67,857   67,857    567,857
    18     90,685    16,618    16,618   516,618    35,457    35,457   535,457    75,091   75,091    575,091
    19     98,442    15,980    15,980   515,980    36,765    36,765   536,765    82,797   82,797    582,797
    20    106,588    15,024    15,024   515,024    37,797    37,797   537,797    90,977   90,977    590,977
    21    115,141    13,718    13,718   513,718    38,505    38,505   538,505    99,645   99,645    599,645
    22    124,122    12,026    12,026   512,026    38,832    38,832   538,832   108,810  108,810    608,810
    23    133,551     9,928     9,928   509,928    38,736    38,736   538,736   118,499  118,499    618,499
    24    143,452     7,395     7,395   507,395    38,159    38,159   538,159   128,733  128,733    628,733
    25    153,848     4,372     4,372   504,372    37,018    37,018   537,018   139,504  139,504    639,504
    26    164,764       805       805   500,805    35,226    35,226   535,226   150,807  150,807    650,807
    27    176,226     0 (4)     0 (4)     0 (4)    32,684    32,684   532,684   162,632  162,632    662,632
    28    188,261                                  29,264    29,264   529,264   174,937  174,937    674,937
    29    200,897                                  24,819    24,819   524,819   187,664  187,664    687,664
    30    214,166                                  19,187    19,187   519,187   200,742  200,742    700,742
    31    228,097                                  12,210    12,210   512,210   214,104  214,104    714,104
    32    242,726                                   3,742     3,742   503,742   227,694  227,694    727,694
    33    258,086                                   0 (4)     0 (4)     0 (4)   241,438  241,438    741,438
    34    274,213                                                               255,257  255,257    755,257
    35    291,148                                                               269,032  269,032    769,032
    36    308,928                                                               282,565  282,565    782,565
    37    327,598                                                               295,285  295,285    795,285
    38    347,202                                                               307,440  307,440    807,440
    39    367,785                                                               318,319  318,319    818,319
    40    389,398                                                               327,472  327,472    827,472
    41    412,091                                                               334,503  334,503    834,503
    42    435,920                                                               338,987  338,987    838,987
    43    460,939                                                               340,482  340,482    840,482
    44    487,209                                                               338,538  338,538    838,538
    45    514,793                                                               332,568  332,568    832,568
    46    543,757                                                               321,772  321,772    821,772

                           0% Hypothetical               6% Hypothetical               12% Hypothetical
                       Gross Investment Return       Gross Investment Return       Gross Investment Return
                       -----------------------       -----------------------       -----------------------

End Of   Accumulated  Policy    Cash     Death     Policy    Cash       Death   Policy    Cash       Death
Policy   Premiums (2) Value  Surrender  Benefit    Value   Surrender   Benefit  Value   Surrender   Benefit
Year (1)                     Value (3)                     Value (3)                    Value (3)

    47    574,168                                                               305,163  305,163    805,163
    48    606,100                                                               281,515  281,515    781,515
    49    639,628                                                               249,407  249,407    749,407
    50    674,833                                                               207,384  207,384    707,384
    51    711,798                                                               153,984  153,984    653,984
    52    750,612                                                                87,725   87,725    587,725
    53    791,366                                                                 7,028    7,028    507,028
    54    834,158                                                                 0 (4)    0 (4)      0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                           0% Hypothetical               6% Hypothetical                  12% Hypothetical
                       Gross Investment Return       Gross Investment Return          Gross Investment Return
                       -----------------------       -----------------------          -----------------------

End Of   Accumulated  Policy     Cash     Death     Policy    Cash      Death       Policy      Cash        Death
Policy   Premiums (2) Value    Surrender Benefit    Value   Surrender  Benefit      Value     Surrender    Benefit
Year (1)                       Value (3)                    Value (3)                         Value (3)

     1        8,337     3,773         0  500,000     4,099         0   500,000       4,426           0     500,000
     2       17,091     7,276         0  500,000     8,161         0   500,000       9,088         639     500,000
     3       26,282    10,711     3,308  500,000    12,389     4,986   500,000      14,222       6,819     500,000
     4       35,934    13,900     7,541  500,000    16,609    10,251   500,000      19,692      13,334     500,000
     5       46,067    17,059    11,746  500,000    21,042    15,728   500,000      25,763      20,450     500,000
     6       56,708    19,894    15,626  500,000    25,394    21,127   500,000      32,192      27,924     500,000
     7       67,880    22,421    19,198  500,000    29,681    26,458   500,000      39,039      35,816     500,000
     8       79,611    24,742    22,565  500,000    34,000    31,822   500,000      46,457      44,280     500,000
     9       91,928    26,951    25,819  500,000    38,447    37,315   500,000      54,607      53,474     500,000
    10      104,862    29,087    29,000  500,000    43,071    42,984   500,000      63,612      63,525     500,000
    11      118,442    30,770    30,770  500,000    47,598    47,598   500,000      73,449      73,449     500,000
    12      132,701    31,945    31,945  500,000    51,893    51,893   500,000      83,978      83,978     500,000
    13      147,673    32,505    32,505  500,000    55,843    55,843   500,000      95,203      95,203     500,000
    14      163,394    32,422    32,422  500,000    59,409    59,409   500,000     107,217     107,217     500,000
    15      179,900    31,643    31,643  500,000    62,528    62,528   500,000     120,108     120,108     500,000
    16      197,233    30,083    30,083  500,000    65,106    65,106   500,000     133,961     133,961     500,000
    17      215,431    27,717    27,717  500,000    67,100    67,100   500,000     148,934     148,934     500,000
    18      234,540    24,527    24,527  500,000    68,476    68,476   500,000     165,228     165,228     500,000
    19      254,604    20,497    20,497  500,000    69,196    69,196   500,000     183,074     183,074     500,000
    20      275,671    15,606    15,606  500,000    69,218    69,218   500,000     202,747     202,747     500,000
    21      297,791     8,816     8,816  500,000    67,571    67,571   500,000     223,937     223,937     500,000
    22      321,018       214       214  500,000    64,264    64,264   500,000     247,122     247,122     500,000
    23      345,406     0 (4)     0 (4)    0 (4)    58,947    58,947   500,000     272,653     272,653     500,000
    24      371,013                                 51,211    51,211   500,000     300,992     300,992     500,000
    25      397,901                                 40,548    40,548   500,000     332,740     332,740     500,000
    26      426,133                                 26,343    26,343   500,000     368,684     368,684     500,000
    27      455,777                                  7,818     7,818   500,000     409,860     409,860     500,000
    28      486,902                                  0 (4)     0 (4)     0 (4)     457,642     457,642     500,000
    29      519,584                                                                512,837     512,837     538,479
    30      553,901                                                                573,613     573,613     602,294
    31      589,933                                                                640,352     640,352     672,370
    32      627,766                                                                713,598     713,598     749,278
    33      667,492                                                                793,919     793,919     833,615
    34      709,203                                                                881,921     881,921     926,017
    35      753,000                                                                978,256     978,256   1,027,169
    36      798,987                                                              1,083,627   1,083,627   1,137,809
    37      847,274                                                              1,200,576   1,200,576   1,248,599
    38      897,974                                                              1,330,751   1,330,751   1,370,673
    39      951,210                                                              1,476,098   1,476,098   1,505,620
    40    1,007,108                                                              1,638,928   1,638,928   1,655,318
    41    1,065,800                                                              1,821,993   1,821,993   1,821,993
    42    1,127,427                                                              2,024,581   2,024,581   2,024,581
    43    1,192,135                                                              2,248,774   2,248,774   2,248,774
    44    1,260,079                                                              2,496,876   2,496,876   2,496,876
    45    1,331,420                                                              2,771,438   2,771,438   2,771,438

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IFACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                             0% Hypothetical               6% Hypothetical               12% Hypothetical
                         Gross Investment Return       Gross Investment Return       Gross Investment Return
                         -----------------------       -----------------------       -----------------------

End Of    Accumulated   Policy    Cash     Death     Policy    Cash      Death     Policy    Cash      Death
Policy    Premiums (2)  Value   Surrender Benefit    Value   Surrender  Benefit    Value   Surrender  Benefit
Year (1)                        Value (3)                    Value (3)                     Value (3)

     1         8,337     3,773         0  500,000     4,099         0   500,000     4,426         0   500,000
     2        17,091     6,632         0  500,000     7,497         0   500,000     8,405         0   500,000
     3        26,282     9,051     1,647  500,000    10,639     3,236   500,000    12,382     4,978   500,000
     4        35,934    11,001     4,643  500,000    13,483     7,125   500,000    16,329     9,971   500,000
     5        46,067    12,434     7,120  500,000    15,960    10,646   500,000    20,190    14,877   500,000
     6        56,708    13,295     9,027  500,000    17,994    13,726   500,000    23,903    19,635   500,000
     7        67,880    13,528    10,305  500,000    19,503    16,281   500,000    27,396    24,173   500,000
     8        79,611    13,048    10,870  500,000    20,373    18,195   500,000    30,563    28,385   500,000
     9        91,928    11,753    10,621  500,000    20,466    19,334   500,000    33,271    32,139   500,000
    10       104,862     9,532     9,445  500,000    19,627    19,540   500,000    35,368    35,281   500,000
    11       118,442     6,578     6,578  500,000    18,071    18,071   500,000    37,173    37,173   500,000
    12       132,701     2,478     2,478  500,000    15,280    15,280   500,000    38,103    38,103   500,000
    13       147,673     0 (4)     0 (4)    0 (4)    11,055    11,055   500,000    37,953    37,953   500,000
    14       163,394                                  5,178     5,178   500,000    36,486    36,486   500,000
    15       179,900                                  0 (4)     0 (4)     0 (4)    33,393    33,393   500,000
    16       197,233                                                               28,237    28,237   500,000
    17       215,431                                                               20,159    20,159   500,000
    18       234,540                                                                8,971     8,971   500,000
    19       254,604                                                                0 (4)     0 (4)     0 (4)


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                             0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                         Gross Investment Return         Gross Investment Return           Gross Investment Return
                         -----------------------         -----------------------           -----------------------
End Of  Accumulated    Policy    Cash      Death    Policy      Cash       Death       Policy      Cash        Death
Policy  Premiums (2)   Value   Surrender  Benefit   Value     Surrender   Benefit      Value     Surrender    Benefit
Year (1)                       Value (3)                      Value (3)                          Value (3)

     1     12,154       7,076         0   507,076     7,599          0    507,599       8,125           0     508,125
     2     24,915      13,796     2,996   513,796    15,275      4,475    515,275      16,820       6,020     516,820
     3     38,315      20,366    10,903   520,366    23,236     13,773    523,236      26,356      16,892     526,356
     4     52,384      26,607    18,480   526,607    31,307     23,180    531,307      36,622      28,495     536,622
     5     67,157      32,742    25,951   532,742    39,718     32,926    539,718      47,927      41,136     547,927
     6     82,669      38,466    33,010   538,466    48,164     42,709    548,164      60,047      54,592     560,047
     7     98,956      43,796    39,677   543,796    56,661     52,541    556,661      73,077      68,957     573,077
     8    116,057      48,841    46,058   548,841    65,313     62,529    565,313      87,216      84,433     587,216
     9    134,014      53,700    52,253   553,700    74,225     72,778    574,225     102,677     101,230     602,677
    10    152,869      58,418    58,306   558,418    83,452     83,341    583,452     119,639     119,528     619,639
    11    172,666      62,826    62,826   562,826    92,981     92,981    592,981     138,449     138,449     638,449
    12    193,453      66,642    66,642   566,642   102,403    102,403    602,403     158,690     158,690     658,690
    13    215,279      69,752    69,752   569,752   111,590    111,590    611,590     180,388     180,388     680,388
    14    238,197      72,136    72,136   572,136   120,501    120,501    620,501     203,666     203,666     703,666
    15    262,260      73,748    73,748   573,748   129,068    129,068    629,068     228,637     228,637     728,637
    16    287,527      74,515    74,515   574,515   137,187    137,187    637,187     255,391     255,391     755,391
    17    314,057      74,429    74,429   574,429   144,820    144,820    644,820     284,102     284,102     784,102
    18    341,914      73,500    73,500   573,500   151,943    151,943    651,943     314,977     314,977     814,977
    19    371,163      71,739    71,739   571,739   158,532    158,532    658,532     348,246     348,246     848,246
    20    401,875      69,160    69,160   569,160   164,569    164,569    664,569     384,172     384,172     884,172
    21    434,123      64,746    64,746   564,746   168,965    168,965    668,965     421,945     421,945     921,945
    22    467,983      58,691    58,691   558,691   171,822    171,822    671,822     461,944     461,944     961,944
    23    503,536      50,807    50,807   550,807   172,851    172,851    672,851     504,186     504,186   1,004,186
    24    540,866      40,906    40,906   540,906   171,751    171,751    671,751     548,688     548,688   1,048,688
    25    580,063      28,789    28,789   528,789   168,188    168,188    668,188     595,452     595,452   1,095,452
    26    621,220      14,248    14,248   514,248   161,807    161,807    661,807     644,472     644,472   1,144,472
    27    664,435       0 (4)     0 (4)     0 (4)   152,209    152,209    652,209     695,717     695,717   1,195,717
    28    709,810                                   139,017    139,017    639,017     749,191     749,191   1,249,191
    29    757,455                                   121,808    121,808    621,808     804,871     804,871   1,304,871
    30    807,481                                   100,011    100,011    600,011     862,601     862,601   1,362,601
    31    860,009                                    73,005     73,005    573,005     922,182     922,182   1,422,182
    32    915,163                                    40,438     40,438    540,438     983,705     983,705   1,483,705
    33    973,075                                     1,685      1,685    501,685   1,047,004   1,047,004   1,547,004
    34  1,033,883                                     0 (4)      0 (4)      0 (4)   1,111,881   1,111,881   1,611,881
    35  1,097,730                                                                   1,178,197   1,178,197   1,678,197
    36  1,164,771                                                                   1,245,870   1,245,870   1,745,870
    37  1,235,163                                                                   1,315,456   1,315,456   1,815,456
    38  1,309,075                                                                   1,387,026   1,387,026   1,887,026
    39  1,386,682                                                                   1,460,659   1,460,659   1,960,659
    40  1,468,170                                                                   1,536,442   1,536,442   2,036,442
    41  1,553,733                                                                   1,614,485   1,614,485   2,114,485
    42  1,643,573                                                                   1,694,732   1,694,732   2,194,732
    43  1,737,905                                                                   1,777,303   1,777,303   2,277,303
    44  1,836,954                                                                   1,862,345   1,862,345   2,362,345
    45  1,940,956                                                                   1,950,021   1,950,021   2,450,021

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                                 0% Hypothetical                    6% Hypothetical                  12% Hypothetical
                             Gross Investment Return            Gross Investment Return          Gross Investment Return
                             -----------------------            -----------------------          -----------------------

End Of    Accumulated   Policy       Cash         Death    Policy     Cash      Death        Policy      Cash       Death
Policy    Premiums (2)  Value      Surrender     Benefit   Value    Surrender  Benefit       Value     Surrender   Benefit
Year (1)                           Value (3)                        Value (3)                           Value (3)

     1       12,154      7,076            0      507,076     7,599        0    507,599        8,125           0    508,125
     2       24,915     13,143        2,343      513,143    14,601    3,802    514,601       16,125       5,326    516,125
     3       38,315     18,682        9,219      518,682    21,458   11,995    521,458       24,482      15,019    524,482
     4       52,384     23,669       15,542      523,669    28,131   20,003    528,131       33,195      25,068    533,195
     5       67,157     28,052       21,261      528,052    34,548   27,757    534,548       42,238      35,446    542,238
     6       82,669     31,784       26,329      531,784    40,639   35,184    540,639       51,579      46,124    551,579
     7       98,956     34,810       30,691      534,810    46,324   42,205    546,324       61,182      57,063    561,182
     8      116,057     37,054       34,271      537,054    51,494   48,710    551,494       70,978      68,195    570,978
     9      134,014     38,425       36,978      538,425    56,019   54,572    556,019       80,876      79,429    580,876
    10      152,869     38,829       38,718      538,829    59,761   59,649    559,761       90,771      90,659    590,771
    11      172,666     38,748       38,748      538,748    63,292   63,292    563,292      101,477     101,477    601,477
    12      193,453     37,543       37,543      537,543    65,831   65,831    565,831      112,130     112,130    612,130
    13      215,279     35,135       35,135      535,135    67,232   67,232    567,232      122,622     122,622    622,622
    14      238,197     31,448       31,448      531,448    67,349   67,349    567,349      132,843     132,843    632,843
    15      262,260     26,378       26,378      526,378    66,001   66,001    566,001      142,637     142,637    642,637
    16      287,527     19,760       19,760      519,760    62,927   62,927    562,927      151,763     151,763    651,763
    17      314,057     11,100       11,100      511,100    57,520   57,520    557,520      159,607     159,607    659,607
    18      341,914        737          737      500,737    49,991   49,991    549,991      166,365     166,365    666,365
    19      371,163      0 (4)        0 (4)        0 (4)    39,611   39,611    539,611      171,273     171,273    671,273
    20      401,875                                         25,938   25,938    525,938      173,817     173,817    673,817
    21      434,123                                          8,612    8,612    508,612      173,535     173,535    673,535
    22      467,983                                          0 (4)    0 (4)      0 (4)      169,925     169,925    669,925
    23      503,536                                                                        162,463     162,463    662,463
    24      540,866                                                                        150,608     150,608    650,608
    25      580,063                                                                        133,669     133,669    633,669
    26      621,220                                                                        110,735     110,735    610,735
    27      664,435                                                                         80,693      80,693    580,693
    28      709,810                                                                         42,179      42,179    542,179
    29      757,455                                                                          0 (4)       0 (4)      0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)  Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

(4)  In the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS

FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                     PART II
                                OTHER INFORMATION

UNDERTAKINGS

REPRESENTATION OF INSURER PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


         The facing sheet;
         The Prospectus, consisting of 100 pages;
         Representation pursuant to Section 26 of the Investment Company Act of 1940; The signatures; Written consents of the following persons:
           Tracy Kane
           Brian Koop
           Ernst & Young LLP


The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

          A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I were previously filed in the Registrant's initial registration statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.

          A(2)      Not applicable.

          A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter) is incorporated by reference to Exhibit (b)(3)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Securities Services, LLC (Underwriter), Selling Broker Dealers, and General Agent is incorporated by reference to Exhibit (b)(3)(b) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(3)(c)   Not applicable.

          A(4)      Not applicable.


          A(5) Form of Flexible Premium Variable Life Insurance Policy was previously filed as Exhibit A(5) to the initial registration statement on Form S-6, file number 333-83023, filed July 16, 1999.

          A(6)(a)(i) Declaration of Intention and Charter of First North
                    American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(6)(a)(ii) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(6)(a)(iii) Certificate of amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(6)(b) By-laws of The Manufacturers Life Insurance Company of New York are incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(7)      Not applicable.

          A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA) is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

          A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit
                    (b)(8)(a) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

          A(9)      Not applicable.

          A(10)(a) Form of Application for Flexible Premium Variable Life Insurance Policy is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     2.   Consents of the following are filed herein:


          A Opinion and consent of Tracy A. Kane, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York


          B Consent of Brian Koop, Illustration Actuary of The Manufacturers Life Insurance Company of New York


          Consent of Ernst & Young LLP


     3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

     4.   Not applicable.

     5.   Not applicable.


     6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies is filed herein.


     7.(i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     7.(ii) Power of Attorney, James O'Malley and Thomas Borshoff - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's Registration Statement on Form N-4 File, No. 33-79112, filed March 2, 1999.


     7.(iii) Power of Attorney, James D. Gallagher and James R. Boyle are filed herein.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, and the depositor, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK, have duly caused this amended registration statement to be signed on their behalf by the undersigned thereunto duly authorized, in the city of Boston, and Commonwealth of Massachusetts, on the 29th day of October, 1999.

                                        THE MANUFACTURERS LIFE INSURANCE COMPANY
                                         OF NEW YORK SEPARATE ACCOUNT B
                                         (Registrant)

                                        By: THE MANUFACTURERS LIFE INSURANCE
                                            COMPANY OF NEW YORK
                                            (Depositor)



                                        By:/s/ JAMES D. GALLAGHER
                                           -------------------------------
                                           James D. Gallagher
                                           President



Attest



/s/ TRACY A. KANE
-------------------------------
Tracy A. Kane
Secretary

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities indicated on this 29th day of October, 1999.

NAME                                                 TITLE


/s/JAMES D. GALLAGHER                                Director and President
----------------------------                         (Principal Executive
James D. Gallagher                                   Officer)


*                                                    Chairman of the Board
----------------------------                         of Directors
John D. Richardson


*                                                    Director
----------------------------
John D. DesPrez, III


*                                                    Director
----------------------------
Ruth Ann Flemming


*                                                    Director
----------------------------
Neil M. Merkl


*                                                    Director
----------------------------
Thomas Borshoff


*                                                    Director
----------------------------
James K. Robinson


*                                                    Director
----------------------------
James R. Boyle


*                                                    Director
----------------------------
Bruce Avedon


*                                                    Director
----------------------------
James O'Malley


*                                                    Director
----------------------------
Robert Cook


/s/ DAVID W. LIBBEY                                  Treasurer (Principal
----------------------------                         Financial and Accounting
David W. Libbey                                      Officer)



*By: /s/ TRACY A. KANE
     -----------------------
     Tracy A. Kane
     Attorney-in-Fact Pursuant
     to Powers of Attorney

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

     2(A).                 Opinion and consent of Tracy A. Kane, Esq., Secretary and Counsel of The Manufacturers Life Insurance
                           Company of New York

     2(B).                 Consent of Brian Koop, Illustration Actuary of The Manufacturers Life Insurance Company of New York

     2(C).                 Consent of Ernst & Young LLP

     6.                    Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies

     7.(iii)               Power of Attorney, James D. Gallagher and James R. Boyle